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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  AMENDMENT TWO
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            MADISON BANCSHARES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                   Florida                                      59-3720289
    (STATE OF OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
    INCORPORATION ORGANIZATION)                              IDENTIFICATION NO.)


 35388 U.S. 19 North Palm Harbor, Florida                         34684
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                       (ZIP CODE)


ISSUER'S TELEPHONE NUMBER:                             (727) 786-3888



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

          TITLE OF EACH CLASS          NAME OF EACH EXCHANGE ON WHICH REGISTERED
                  N/A                                     N/A



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                          Common Shares, 0.01 par value
                                (TITLE OF CLASS)


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                                TABLE OF CONTENTS


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EXPLANATORY NOTE................................................................................................  1

PART I..........................................................................................................  1

     ITEM 1.      - Description of Business.....................................................................  1

     ITEM 2.      - Management's Discussion and Analysis or Plan of Operation................................... 15

     ITEM 3.      - Description of Property..................................................................... 32

     ITEM 4.      - Security Ownership of Certain Beneficial Owners and Management.............................. 33

     ITEM 5.      - Directors and Executive Officers, Promoters and Control Persons............................. 34

     ITEM 6.      - Executive Compensation...................................................................... 37

     ITEM 7.      - Certain Relationships and Related Transactions.............................................. 40

     ITEM 8.      - Description of Securities................................................................... 42

PART II......................................................................................................... 42

     ITEM 1.      - Market Price of and Dividends on the Registrant's Common
                    Equity and Other Shareholder Matters........................................................ 42

     ITEM 2.      - Legal Proceedings........................................................................... 42

     ITEM 3.      - Changes in and Disagreements with Accountants............................................... 42

     ITEM 4.      - Recent Sales of Unregistered Securities..................................................... 43

     ITEM 5.      - Indemnification of Directors and Officers................................................... 43

PART F/S........................................................................................................ 43

PART III........................................................................................................ 44

     ITEM 1.      - Index of Exhibits........................................................................... 44

     ITEM 2.      - Description of Exhibits..................................................................... 44

SIGNATURES...................................................................................................... 45
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                                EXPLANATORY NOTE

         This Form 10-SB Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the reorganization, the share exchange and the related transactions contemplated by Madison BancShares, Inc. will be consummated as set forth in the Proxy which is an exhibit to this Registration Statement. Please note that the Proxy was not prepared in compliance with Rule 14A and is not subject to the regulations of the Securities and Exchange Commission or the Federal Deposit Insurance Corporation. There can be no assurance that the transaction contemplated thereby will occur as discussed.


                                     PART I.

ITEM 1.    DESCRIPTION OF BUSINESS.

The Company

         Madison BancShares, Inc. was incorporated on May 8, 2001, as a Florida corporation. Madison BancShares has filed an application to qualify as a bank holding company under the Bank Holding Company Act of 1956. It is headquartered in Palm Harbor, Florida. Madison BancShares was formed for the sole purpose of acting as a one-bank holding company, with Madison Bank being its only subsidiary. On June 19, 2001, the shareholders of Madison Bank approved a plan of reorganization under which the Bank will become a wholly owned subsidiary of Madison BancShares. Once regulatory approval from the Federal Reserve is received, Madison BancShares will acquire all of the outstanding shares of common stock of Madison Bank and the Bank's shareholders will receive shares of common shares of Madison BancShares on a one-for-one basis for their Bank shares. This reorganization will be accounted for similar to a pooling of interests. Madison BancShares' principal source of income will be dividends from the Bank. See the Proxy, Exhibit 99.2, for a more complete discussion of the reorganization and share exchange.

The Bank

         Madison Bank commenced banking operations in Palm Harbor, Florida, on December 15, 1985, as a state-chartered savings and loan association. The Bank converted to a state-commercial bank charter on June 30, 1997. It operates from four full-service banking offices, the main office and operations center in Palm Harbor, and branch offices in Largo, Tarpon Springs and Port Richey, Florida. The Bank's primary business is attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate loans and purchase investments.

         Since converting to a commercial bank charter, the Bank's primary goal has been to transition its loan portfolio from that of a traditional savings and loan , comprised of mostly conventional residential loans and home equity loans, to that of a commercial bank loan portfolio, comprised of commercial real estate, commercial and consumer loans, and adjustable rate mortgage loans. The Bank offers a broad range of retail and commercial banking products, including various types of deposit accounts and loans for businesses and consumers. Its primary source of business is customer referrals. As part of the community bank approach, officers are encouraged to actively participate in community activities and organizations.


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Operating and Business Strategy

         The Bank's goal is to become one of the leading community banks in Pinellas and Pasco Counties. The Bank expects to accomplish this goal through steady and reasonable growth and a prudent operating strategy. The Bank's operating and business strategy emphasizes:

         -        providing personalized services;
         -        focusing on the Bank's immediate community;
         -        motivating employees;
         - developing commercial lending relationships with small to medium-sized businesses;
         - emphasizing mortgage banking activities by continuing to originate residential mortgage loans for the Bank's existing customers and to attract new customers; and
         -        maintaining high credit quality.

         Personalized Service. The Bank strives to provide high levels of service and to maintain strong customer relationships. The Bank seeks customers who prefer to conduct business with a locally owned and managed institution.

         Local Management and Community Focus. The Bank approaches banking with a community focus, emphasizing local management and local decision-making. The Main Office is located in the heart of the business district of Palm Harbor on Highway U.S. 19 North. Most of the executive officers and directors are long-time residents of the Bank's market area, and all management decisions are made in Palm Harbor. Each branch provides full-service banking and is staffed to meet the financial needs of the local community.

         Motivated Employees. The Bank believes that the key to its success lies with its employees, because it is through the employees that the Bank is able to provide Pinellas and Pasco County banking customers with a very high level of service and attention. To this end, it seeks to hire well qualified banking professionals who are committed to providing a superior level of banking service and are willing to accept a significant degree of responsibility. Each employee focuses on the individual customer's needs and strives to deliver the specific products and services that are best suited to achieve the customer's financial goals.

         Internal Growth and Branch Expansion. From 1996 to 1999, the Bank concentrated on transitioning the loan and deposit portfolios from a thrift orientation to a commercial bank orientation. Beginning in 1999, the Bank started growing its business and expanded with new branches. Deposits at March 31, 2001 were $139,900,000, up 26% from December 31, 1999, and net loans during that same period increased 27% from $93,000,000 at year-end 1999 to $118,000,000 at March 31, 2001.

         Development of Commercial Lending Relationships. Since 1996, the Bank has been gradually altering its loan portfolio mix by originating and retaining a larger percentage of commercial and commercial real estate loans. Management believes that large out-of-state financial institutions, which have acquired several local banks, have shifted the focus of the acquired banks away from lending to small to medium-sized businesses. As part of the Bank's lending efforts, it has been developing, within its market, strong commercial lending and


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depository relationships with small to medium-sized businesses, entrepreneurs and professionals who tend to value personalized service and attention to their specific borrowing needs. Timely lending decisions and prompt, courteous service is very important and, the Bank believes that it has and will continue to foster long-term, quality lending and deposit relationships.

         Continued Residential Lending. In order to be a full service bank, the Bank is actively engaged in residential lending activities which include the origination and subsequent sale of residential mortgage loans. The Bank's strategy is to sell all of its long-term, fixed-rate residential mortgage loan originations and retain its adjustable-rate and short-term, fixed-rate mortgage loan originations. The sale of mortgage loans in the secondary market provides additional non-interest income, including mortgage loan origination fees and gains on the sale of mortgage loans.

         Maintaining High Credit Quality. Management places a great deal of emphasis on maintaining high asset quality. Management believes that the outstanding asset quality the Bank has experienced is principally due to its strict underwriting criteria, the relationship of its lenders, senior officers, and directors to its customers and their knowledge of the Bank's local community.

Primary Market Area

         The Bank's headquarters and main office is in Palm Harbor, Florida, an unincorporated part of Pinellas County, which includes Clearwater and St. Petersburg. According to the 2000 U.S. Census Bureau statistics, Palm Harbor has a population of approximately 59,248 year round residents, while Pinellas County has a population of approximately 921,482. Pinellas County is contiguous with Hillsborough County, Florida, which as of 2000 had a population of approximately 998,948. The Tampa Bay Area and, in particular, northern Pinellas County and Western Pasco County are considered to be the Bank's primary market areas.

         The Bank currently has a branch office in Largo, Florida which is located 15 miles southeast of the main office. As of March 31, 2001, the Largo Branch had $19,157,000 in deposits. Largo is also in Pinellas County and has a population of approximately 69,371 residents, with tourism as its primary industry. Pinellas County has become a strong retirement community and is emerging as a health care provider community. Pinellas County's other major industries include manufacturing, tourism, retail trade, industry excluding mining or ore refining and real estate.

         In December 1999, the Bank opened its second full-service branch in Pasco County, Florida. This branch is located 12 miles from its main office. As of March 31, 2001, the Pasco County Branch had $9,644,000 in deposits. As of 2000, Pasco County had a population of 344,765, with tourism as its primary industry. Pasco County is developing as a strong retirement community and with the opening of a new expressway many people live in Pasco and work in Pinellas and Hillsborough Counties.

         In December 2000, the Bank opened its third full-service branch in Tarpon Springs, Florida in North Pinellas County. This branch is located 6 miles from the Main Office and is housed in an interim facility awaiting new branch construction in 2002. As of March 31, 2001, the Tarpon Springs Branch had $4,739,000 in deposits. Tarpon Springs has a population of 21,000, as of 2000, with tourism, small retail trade and a natural sponge industry as its primary businesses. Tarpon Springs is undergoing a downtown historical revitalization and its branch site is located in the downtown area becoming a part of the city's redevelopment.


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Competition

         Competition for deposits and loans is intense among financial institutions in Florida and particularly in areas of high population concentrations such as Pinellas County, with 3,245 residents per square mile. The Bank's competitors include institutions, including bank holding companies, such as Bank America/Nations Bank, First Union, AmSouth Bank, other commercial banks, savings banks, and credit unions. Additional competition for deposits comes from government securities, money market funds, mutual fund and securities brokerage firms. Many of these competitors have substantially greater resources, higher lending limits, larger branch networks, and are able to offer a broader range of products and services than the Bank can offer.

         The primary factors in competing for deposits are service, convenience, interest rates, the range of financial services offered, and the flexibility of office hours. The primary factors in competing for loans include service, timely responses, local decision making, interest rates, loan fees, and flexible terms. The Bank competes for deposits by offering a variety of deposit programs geared to potential customers. By developing strong ties in the local community and providing a high quality of personal banking services to families, professionals, retirees, and owner-operated businesses, with an emphasis on flexibility and timely responses to customer demands, management believes that the Bank can successfully compete in the market for deposits and loans.

         Geographic deregulation has also had a material impact on the financial industry. Federally-chartered savings institutions have interstate banking authority. As for commercial banks, to date, all but three states have enacted some form of interstate banking legislation. The most common form of interstate banking statutes have either regional limitations or reciprocity requirements. A growing number of states, however, now provide for unrestricted entry. A bank holding company is now permitted to acquire existing banks across state lines and may consolidate its interstate subsidiary banks into branches and merge with a bank in another state, depending upon state laws. Recent legislation in Florida has removed most of the final barriers to interstate banking in Florida.

Loan Strategy

         Since 1996, Madison Bank has placed an emphasis on originating commercial real estate, commercial and consumer loans. As the large out-of-state financial institutions, which have acquired several local banks, continue to shift the focus of the acquired banks away from business opportunities in smaller businesses, the Bank has targeted owners of small to medium-sized businesses and local professionals as its potential customer base. Madison Bank also originates and sells residential loans by offering various adjustable-rate and fixed-rate mortgage loan products.

Loan Activities

         General. The Bank's primary business emphasis is on making commercial business, commercial real estate and consumer loans. As of December 31, 2000, the net loan portfolio totaled $114.1 million, or 77.6% of total assets.

         General Loan Policies. Loan activities are subject to underwriting standards and loan origination procedures prescribed by the Board of Directors and management. Pursuant to these procedures loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports,


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financial statements and confirmations.

         In addition, Madison Bank has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. These procedures include an independent credit analysis for all commercial credit relationships over $300,000. Loans are approved at various management levels up to and including the Board of Directors, depending on the amount of the loan. Loans less than $250,000 are approved by authorized officers. The President has loan authority up to $400,000 and the Chairman of the Board has loan authority up to $400,000. The Chief Loan Officer can approve loans up to $650,000 with the consent of the President or the Chairman. The President and Chairman have a combined lending authority of up to $1,000,000. Loans over $1,000,000 require approval by the Board of Directors. The Board of Directors reviews all new and renewed loans on a monthly basis.

         Interest rates charged on all of the Bank's loans vary as they are affected by competitive factors such as the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

         Commercial Real Estate Loans. Commercial real estate loans are secured primarily by office, motel and retail business properties located in Pinellas and Hillsborough Counties. Commercial real estate loans may be for an amortization term of up to 25 years, with interest rate resets at three to five year intervals and maturities generally of five to twelve years. Because payments on loans secured by commercial property depend to a large degree on results of operations and management of the properties, the risk of nonpayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Madison Bank's loan policy for real estate loans generally requires that collateral be appraised by an independent, outside appraiser approved by the Board of Directors.

         The Bank does not usually offer fixed-rate commercial real estate or multi-family real estate loans. Commercial and multi-family real estate loans are originated with a loan-to-value ratio not exceeding 75%. Loans secured by this type of collateral will continue to be a part of the Bank's future loan program. Commercial and multi-family real estate loans are generally larger and involve a greater degree of risk than residential mortgage loans.

         For real estate loans, Madison Bank's policy is to have a valid mortgage lien on real estate securing the loan and to obtain a title insurance policy which insures the validity and priority of the lien. Borrowers must also obtain hazard insurance policies prior to closing, and when the property is in a flood prone area, flood insurance is required. Most real estate loans also require the borrower to advance funds on a monthly basis, together with each payment of principal and interest, to a mortgage escrow account from which disbursements are made for items such as real estate taxes and property insurance.

         Madison Bank is permitted to lend up to 100% of the appraised value of the real property securing a mortgage loan. However, if the amount of a conventional, residential loan (including a construction loan or a combination construction and permanent loan) originated or refinanced exceeds 80% of the appraised value or of the purchase price, whichever is less, the Bank is required by federal regulations to obtain private mortgage insurance on that portion of the


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principal amount of the loan that exceeds 80% of the value of the property. The
Bank will originate single-family residential mortgage loans with up to a 90% loan-to-value ratio if the required private mortgage insurance is obtained. Loans over 95% loan-to-value ratio are limited to special community support programs or one of the FHA, VA, or Farmers Home Administration guarantee or insurance programs. The loan-to-value ratio on a home secured by a junior lien generally does not exceed 85%, including the amount of the first mortgage on the collateral. With respect to home loans granted for construction or construction/permanent financing, the Bank will lend up to 80% of the appraised value of the property on an "as completed" basis.

         Commercial Loans. Commercial loans are business loans that are not secured by real estate and are dependent on business cash flows for repayment. Although the Bank has made Small Business Administration loans, it generally will underwrite this type of loan for its own portfolio utilizing other sources of collateral and a maximum loan to value ratio of 80%. Personal guarantees are routinely required of principals. The risk that Madison Bank faces when originating commercial loans is that the business assets of the maker tend to fluxuate with the business cycle causing the Bank's collateral to be sold when difficult economic conditions are experienced.

         Residential Loans. The Bank currently originates fixed-rate residential mortgage loans and ARM loans for terms of up to 30 years. The residential ARM loans currently offered have interest rates that are fixed for a period of one, three or five years. After the initial period the interest rate is adjusted annually based upon an index such as the yield on treasury securities adjusted to a one-year maturity, plus a margin. Most of the Bank's ARM loans limit the amount of any increase or decrease in the interest rate at each adjustment and over the life of the loan. Typical limitations are 2% for each adjustment with a limit of 6% over the life of the loan. The Bank may offer ARM loans with different annual and life-of-loan interest change limits, shorter or longer adjustment periods and different base indices as may be appropriate to meet market demands, portfolio needs, and the Bank's interest rate risk management goals. While the initial rate on ARM loans may be below a fully indexed rate, the loan is always underwritten based on the borrower's ability to pay at the interest rate which would be in effect after adjustment of the loan. Some ARM loans include features that allow the borrower, under special conditions, to convert the loan to a fixed rate at the then prevailing market rates.

         ARM loans reduce the risks to the Bank concerning changes in interest rates, but involve other risk because as interest rates increase, the borrower's required payments increase, thus increasing the potential for default. Marketability of real estate loans is also affected by the level of interest rates.

         Most of the Bank's fixed rate home loans are originated for 30-year amortization terms. Borrowers requesting a term of 15 years or less are usually granted an interest rate slightly lower than is offered for a 30-year amortizing loan. These loans are originated in compliance with documentation and underwriting standards which permit their sale in the secondary market to institutional investors such as Fannie Mae. Fixed-rate home loans include a "Due on Sale" clause which provides the Bank with the contractual right to declare the loan immediately due and payable in the event the borrower transfers ownership of the property without the Bank's consent. The "Due on Sale" provision is generally enforced. Historically, Madison Bank's losses on this type of loan have been less than .006%.


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         Consumer Loans. Consumer loans are considered to be loans to natural persons for personal, family or household purposes, and these loans may be unsecured, secured by personal property or secured by liens on real estate which, when aggregated with prior liens, equals or exceeds the appraised value of the collateral property. The Bank makes various types of consumer loans, including automobile and boat loans, but primarily home equity loans.

         Consumer loans are originated in order to provide a range of financial services to customers and to create stronger ties to its customers and because the shorter term and normally higher interest rates on such loans help maintain a profitable spread between the Bank's average loan yield and its cost of funds. The terms of consumer loans generally range from one to five years. Underwriting standards for consumer loans include an assessment of the applicant's repayment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount. Consumer loans generally involve more credit risks than mortgage loans because of the type and nature of the collateral or absence of collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability, and are likely to be adversely affected by job loss, divorce or illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. The Bank's belief is that the yields earned on consumer loans are commensurate with the credit risk associated with such loans and, therefore, it intends to continue to increase its investment in these types of loans.

         Income from Loan Activities. Fees are earned in connection with loan commitments and originations, loan modifications, late payments, changes of property ownership and for miscellaneous services related to loans. Income from these activities varies from period to period with the volume and type of loans originated, sold and purchased, which in turn is dependent upon prevailing interest rates and their effect on the demand for loans in the Bank's primary service area.

         Loan fees typically are charged at the time of loan origination and may be a flat fee or a percentage of the amount of the loan. Under current accounting standards the total amount of such fees cannot typically be recognized as income immediately, rather a portion of the fees are deferred and taken into income over the contractual life of the loan, using a level yield method. If a loan is prepaid or refinanced, all remaining deferred fees with respect to such loan are taken into income at that time.

         Nonperforming Loans and Real Estate Owned. When a borrower fails to make a required payment on a loan, the Bank's loan officers attempt to collect the payment by contacting the borrower. If a payment on a loan has not been received by the end of a grace period (usually 10 days from the payment due date), notices are sent at that time, with follow-up contacts made thereafter. In most cases, delinquencies are cured promptly. If the delinquency exceeds 29 days and is not cured through normal collection procedures, more formal measures are instituted to remedy the default, including the commencement of foreclosure proceedings. The Bank will then attempt to negotiate with the delinquent borrower to establish a satisfactory payment schedule.


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         A loan is generally placed on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection.

         If foreclosure is required, when completed, the property would be sold at a public auction in which the Bank will generally participate as a bidder. If it is the successful bidder, the acquired real estate property is then included in the other real estate owned "OREO" account until it is sold. The Bank is permitted under federal regulations to finance sales of real estate owned by "loans to facilitate," which may involve more favorable interest rates and terms than generally would be granted under normal underwriting guidelines.

Asset Classification

         Commercial banks are required to review and when appropriate classify their assets on a regular basis. The FDIC and state banking examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowance for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not warrant classification in one of the aforementioned categories, but possess weaknesses, are classified as special mention and are closely monitored.

Provision for Losses on Loans

         The provision for loan losses is established through a provision for loan losses charged against income. Loans are charged against the provision when the Bank believes that the collectibility of the principal is unlikely. The provision is an estimated amount that the Bank believes will be adequate to absorb losses inherent in the loan portfolio based on evaluations of its collectibility. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, specific problem loans and commitments, and current anticipated economic conditions that may affect the borrower's ability to pay. While the Bank uses the best information available to recognize losses on loans, future additions to the provision may be necessary based on changes in economic conditions.


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Personnel

         Initially, the executive officers of the Bank will also be executive officers of Madison BancShares. As Madison BancShares expands its operations beyond management of the Bank, additional employees may be hired.

         As of March 31, 2001, the Bank had 51 full-time employees, 7 part-time employees, and 55 full-time equivalents. The employees are not represented by any collective bargaining group. The Bank believes that its relations with its employees are good.

         Employees are covered by a comprehensive employee benefit program which provides for, among other benefits, hospitalization and major medical insurance, long-term disability insurance, life insurance, and education assistance. Such employee benefits are considered by management to be generally competitive with employee benefits provided by other major employers in the Bank's geographic market area.

Regulation and Supervision

Monetary Policies

         The results of Madison Bank's operations, are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money market, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand, or credit losses and earnings.

Regulatory Oversight

         The Bank operates, and following the reorganization, Madison BancShares is expected to operate in a highly regulated environment with numerous federal and state laws and regulations governing their activities. Such business activities, which are governed by statute, regulation and administrative policies, are supervised by a number of federal regulatory agencies, including the Federal Reserve Board, the Florida Department of Banking and Finance ("Department") and the FDIC. The following is a brief summary of the legislation and regulations which affect the Bank and will affect Madison BancShares.

         In November 1999, the financial services regulations were significantly reformed with the adoption of the Gramm-Leach-Bliley Act ("GLA"). The GLA provides for the streamlining of the regulatory oversight functions of the various federal banking agencies. Of significance, the GLA permits bank holding companies that are well managed, well capitalized and that have at least a satisfactory Community Reinvestment Act rating to operate as Financial Holding Companies ("FHC"). In addition to activities that are permissible for bank holding companies and their subsidiaries, the GLA permits FHCs and their subsidiaries to engage in a wide variety of other activities that are "financial in nature" or are incidental to financial activities. These new activities will enable Madison BancShares to consider and engage in new lines of business.

         The GLA also requires financial institutions to permit, with few exceptions, their customers to "opt out" of having their personal financial information shared with nonaffiliated third parties. The GLA bars financial institutions from disclosing customer account numbers to


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direct marketers and mandates that institutions provide annual disclosure to their customers regarding the institution's privacy policies and procedures.

         Madison BancShares will be regulated by the Federal Reserve Board under the Bank Holding Company Act of 1956, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before:

         -        acquiring more than 5% of the voting shares of any bank; or
         -        acquiring all or substantially all of the assets of a bank;
                  and
         - before merging or consolidating with another bank holding company.

The Federal Reserve Board has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy, Madison BancShares may be required to provide financial support for a subsidiary bank, such as the Bank, at a time when, in the absence of such a Federal Reserve Board policy, Madison BancShares may not deem it advisable to provide such assistance.

         A bank holding company is generally prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

         As a bank holding company, Madison BancShares will be required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of Madison BancShares and each of its subsidiaries.

         As a publicly traded company with its shares of common stock registered under the Securities Exchange Act of 1934, Madison BancShares will be required to file periodic public disclosure reports with the Securities and Exchange Commission, and the regulations promulgated thereunder.

         One required form, a Form 10-KSB, is an annual report that must contain a complete overview of Madison BancShares' business, financial, management, regulatory, legal, ownership and organizational status. Madison BancShares must file Form 10-KSB by March 31st of each year.

         Similarly, a Form 10-QSB, must contain information concerning Madison BancShares on a quarterly basis. Although Form 10-KSB requires the inclusion of audited financial statements, unaudited statements are sufficient for inclusion on Form 10-QSB. Additionally, any significant non-recurring events that occur during the subject quarter, as well as changes in securities, any defaults and the submission of any matters to a vote of security holders, must also be reported on Form 10-QSB.

         In addition to the annual and quarterly reports, if any of the six significant events listed below occurs in a period between the filing of Form 10-KSB or a Form 10-QSB, such event must be reported on a Form 8-K within 15 days of the event:

         -        a change in control;
         -        an acquisition or disposition of significant assets;
         -        bankruptcy or receivership;
         -        a change in certifying accountant; and
         -        any resignation of directors or a change in fiscal year end.

When communicating with shareholders, Madison BancShares' proxy solicitations for its Annual Meetings of Shareholders, or any Special Meeting, will be required to contain certain detailed disclosures regarding the current status of Madison BancShares.

         Individual directors, officers and owners of more than 10% of Madison BancShares' stock, will also be required to file individual disclosures of the amount of Madison BancShares' securities (stock, options or warrants) they beneficially own and of any transactions involving such securities. The initial status of all such persons will be reported on individual Form 3s. Subsequent securities transactions will be reported on Form 4 as they occur, and an annual report of ownership is filed on Form 5. In certain instances, the filing of a Form 4 or a Form 5 can relieve the reporting individual of their duty to file the other.

         The National Association of Securities Dealers has adopted a rule requiring the audit committees of Boards of Directors of reporting companies to undertake certain organizational and operational steps. The Securities and Exchange Commission has adopted a similar rule. These standards will require Madison BancShares' audit committee to be comprised of a majority of independent, non-employee directors who are financially literate. Furthermore, the audit committee will be required to adopt a formal charter defining the scope of its operations. The Securities and Exchange Commission's rule also requires auditors to review the financial statements contained in Form 10-QSBs.

         As a state-chartered bank, Madison Bank is subject to the supervision of the Department and the FDIC. The Bank may establish branch offices anywhere within the State of Florida. The Bank is also subject to the Florida banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit. In addition, the Bank, as a subsidiary of Madison BancShares, will be subject to restrictions under federal law in dealing with Madison BancShares and other affiliates, if any. These restrictions apply to extensions of credit to an affiliate, investments in the securities of an affiliate and the purchase of assets from an affiliate.

         Loans and extensions of credit by state banks are subject to legal lending limitations. Under state law, a state bank may grant unsecured loans and extensions of credit in an amount up to 15% of its unimpaired capital and surplus to any person. In addition, a state bank may grant additional loans and extensions of credit to the same person up to 10% of its unimpaired capital and surplus, provided that the transactions are fully secured. This 10% limitation is separate from, and in addition to, the 15% limitation for unsecured loans. Loans and extensions of credit may exceed the general lending limit if they qualify under one of several exceptions.

         Both Madison BancShares and the Bank are subject to or will be subject to regulatory capital requirements imposed by the Federal Reserve Board, the FDIC and the Department. Both the Federal Reserve Board and the FDIC have established risk-based capital guidelines for bank holding companies and banks which make regulatory capital requirements more sensitive to differences in risk profiles of various banking organizations. The capital adequacy guidelines issued by the Federal Reserve Board are applied to bank holding companies on a consolidated basis with all banks owned by the holding company. The FDIC's risk capital guidelines apply directly to state banks regardless of whether they are a subsidiary of a bank holding company. Both agencies' requirements (which are substantially similar) provide that banking organizations must have capital equivalent to 8% of weighted risk assets. The risk weights assigned to assets are based primarily on credit risks.

         Depending upon the risks associated with a particular asset, it is assigned to a risk category. For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category. A risk weight of 50% is assigned to loans secured by owner-occupied one to four family residential mortgages. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets. At March 31, 2001, the Bank's total risk-based capital and Tier 1 capital ratio were 10.22% and 9.33%. Both the Federal Reserve Board and the FDIC have also implemented minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of bank and bank holding companies. Under these rules, banking institutions are required to maintain a ratio of 3% Tier 1 capital to total assets (net of goodwill). Tier 1 capital includes common shareholders' equity, noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries.

         Both the risk-based capital guidelines and the leverage ratio are minimum requirements applicable only to top-rated banking institutions. Institutions operating at or near these levels are expected to have well-diversified risk, excellent asset quality, high liquidity, good earnings and in general, have to be considered strong banking organizations, rated composite 1 under the CAMELS rating system for banks or the BOPEC rating system for bank holding companies. Institutions with lower ratings and institutions with high levels of risk or experiencing or anticipating significant growth would be expected to maintain ratios 100 to 200 basis points above the stated minimums. CAMELS is an abbreviation for six essential bank rating components, Capital Adequacy, Asset Quality, Management, Earnings, Liquidity and Sensitivity to Market Risk. BOPEC is CAMELS' counterpart for bank holding companies and evaluates: Bank Subsidiaries, Other (Nonbank) Subsidiaries, Parent Company, Earnings-Consolidated and Capital Adequacy-Consolidated.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), created five capital categories for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. These categories are used to determine the severity of corrective action that the appropriate regulator may take in the event a bank reaches a given level of undercapitalization.

         For example, a bank which becomes undercapitalized must submit a capital restoration plan to the appropriate regulator outlining the steps it will take to become adequately capitalized. Upon approving the plan, the regulator will monitor the institution's compliance. Before a capital restoration plan will be approved, any entity controlling a bank must guarantee compliance with the plan until the institution has been adequately capitalized for four consecutive calendar quarters. The liability of the holding company is limited to the lesser of 5% of the institution's total assets or the amount which is necessary to bring the institution into compliance with all capital standards. In addition, undercapitalized institutions are restricted from paying management fees, dividends and other capital distributions, are subject to certain asset growth restrictions and are required to obtain prior approval from the appropriate regulator to open new branches or expand into new lines of business. As a banking institution drops to lower capital levels, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the bank may engage and ultimately providing for the appointment of a receiver for certain banks deemed to be critically undercapitalized.

         Each federal banking agency has now prescribed standards for all insured depository institutions and their holding companies relating to internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits. In addition, the federal banking regulatory agencies have prescribed by regulatory standards specifying:

         -        maximum classified assets to capital ratios;
         - minimum earnings sufficient to absorb losses without impairing capital;
         - to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of depository institutions or the depository institution holding companies; and
         - such other standards relating to asset quality, earnings and valuation as the agency deems appropriate.

         Finally, each federal banking agency has prescribed standards for employment contracts and other compensation arrangements of executive officers, employees, directors and principal shareholders of insured depository institutions that prohibit compensation and benefits and other arrangements that are excessive or that could lead to a material financial loss for the institution. If an insured depository institution or its holding company fails to meet any of the standards described above, it is required to submit an acceptable plan remedying the failure. If it fails to implement the plan or correct the deficiency, the appropriate federal banking agency will require the institution or holding company to make the correction and, until corrected, may impose restrictions on the institution or the holding company.

         The following table reflects the capital thresholds that are now required for all FDIC insured depository institutions:

                                                       TOTAL RISK-             TIER 1 RISK-               TIER 1
                                                          BASED               BASED CAPITAL              LEVERAGE
                                                     CAPITAL RATIO               RATIO                    RATIO
                                                   -------------------    ----------------------     -----------------
Well capitalized(1)                                       10%                      6%                        5%
Adequately capitalized(1)                                  8%                      4%                        4%(3)
Undercapitalized(2)                                       <8%                      <4%                       <4%
Significantly Undercapitalized(2)                         <6%                      <3%                       <3%
Critically Undercapitalized(2)                            --                       --                        <2%
Madison Bank's capital as of
March 31, 2001                                         10.22%                    9.33%                     7.59%

------------------

(1)      An institution must meet all three minimums.
(2) An institution falls into this category if it is below the specified capital level for any of the three capital measures.
(3) 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

Based upon the above regulatory ratios, the Bank is considered to be well capitalized.

         In order to comply with FDICIA, the Federal Reserve Board and the FDIC adopted a final rule which institutes guidelines defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, director and officer compensation, asset quality, earnings and stock valuation. The FDICIA implements both the capital standards and the safety and soundness standards which were designed to bolster and protect the deposit insurance fund.

         Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, restrictions on interstate acquisitions of banks by bank holding companies were repealed, such that bank holding companies are able to acquire any Florida-based bank, subject to certain deposit percentage and other restrictions. De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state continues to be subject to applicable state branching laws. Florida permits interstate branching through acquisition, but does not allow de novo branching.

         The scope of regulations and permissible activities of the Bank and Madison BancShares is subject to change by future federal and state legislation.

FORWARD-LOOKING STATEMENT

         The following discussion and analysis should be read in conjunction with the financial statements and the related notes thereto included elsewhere herein. This registration statement contains certain forward-looking statements that involve risks and uncertainties. Madison Bancshares' actual results may differ significantly from the results discussed in those forward-looking statements. Factors that might cause such differences include: changes in economic conditions locally and nationally, changes in interest rates, changes in competition, increased losses on loans and changes in laws effecting Madison Bank and financial institutions in general.







                           [Intentionally left blank]

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

SELECTED FINANCIAL DATA

         The following table presents selected financial data for the Bank for the three months ended March 31, 2001 and 2000 and each of the two years ended December 31, 2000 and 1999. The data should be read in conjunction with the Bank's financial statements, including the related notes, included elsewhere herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                      AT OR FOR THE             AT OR FOR THE
                                                                    THREE MONTHS ENDED            YEAR ENDED
                                                                        MARCH 31,                DECEMBER 31,
                                                                -----------------------     ----------------------
                                                                    2001         2000             2000        1999
                                                                    ----         ----             ----        ----
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA:
     Total assets...........................................    $ 163,684      $134,555     $147,101       $131,755
     Cash and cash equivalents..............................       18,021         2,168        2,672          3,366
     Securities available for sale..........................       12,118        15,156       14,480         15,461
     Securities held to maturity............................       10,535        15,035       10,525         15,158
     Loans, net.............................................      117,631        97,523      114,113         93,160
     Deposit accounts.......................................      139,926       117,887      133,875        112,703
     Stockholders' equity...................................       11,387        10,101       10,939         10,069

SELECTED OPERATING DATA:
     Total interest income..................................        2,974         2,504       10,996          9,418
     Total interest expense.................................        1,626         1,270        5,730          4,710
     Net interest income....................................        1,348         1,234        5,266          4,708
     Provision for loan losses..............................           79           110          369            109
     Net interest income after provision
        for loan losses.....................................        1,269         1,124        4,897          4,599
     Noninterest income.....................................          204           139          648            460
     Noninterest expenses...................................        1,053           978        4,028          3,532
     Net earnings...........................................          263           177          952            947

PER SHARE DATA(2):
     Basic earnings per share...............................    $     0.19     $    0.13    $    .67       $    .67
                                                                  ========     =========    ========       ========
     Diluted earnings per share.............................    $     0.18     $    0.12    $    .66       $    .66
                                                                  ========     =========    ========       ========
     Book value per share...................................    $     8.02     $    7.52    $   7.70       $   7.50
                                                                  ========     =========    ========       ========

PERFORMANCE RATIOS:
     Return on average assets (R.O.A.)(1)...................          0.69%         0.53%        0.68%         0.73%
     Return on average equity (R.O.E.)(1)...................          9.42          6.96         9.19          9.41
     Interest-rate spread during the period.................          3.13          3.31         3.33          3.18
     Net interest margin (1)................................          3.73          3.86         3.94          3.71
     Noninterest expense to average assets (1)..............          2.78          2.93         2.88          2.70

OTHER RATIOS AND DATA:
     Average equity to average assets.......................          7.36          7.61         7.40          7.71
     Allowance for loan losses as a percentage of
        total loans outstanding.............................          0.93          0.79         0.84          0.85
     Net charge-offs as a percent of average loans..........         (0.05)         0.14         0.20          0.12
     Nonperforming loans to total loans.....................          N/A            N/A          N/A            N/A
     Allowance for loan losses as a percent of
        nonperforming loans.................................          N/A            N/A          N/A            N/A
     Nonperforming loans and foreclosed real estate
        as a percentage of total assets.....................          N/A            N/A          N/A            N/A
     Total number of full-service banking offices...........            4              3            4              3

     ------------------

(1)      Annualized for the three months ended March 31, 2001 and 2000.
(2) All per share information is presented to reflect the 5% stock dividends declared May 15 and December 20, 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Madison BancShares has only recently been formed and therefore, has no results of operations. The following discussion relates to the financial condition and results of operations of Madison Bank, the shares of which will be exchanged on a one-for-one basis for Madison Bancshares common stock upon receipt of regulatory approval.

GENERAL

         Madison Bank is a state-chartered commercial bank incorporated under the laws of the State of Florida. The deposits of the Bank are insured by the FDIC. The Bank currently provides a variety of banking services to small and middle-market businesses and individuals through its three banking offices located in Pinellas County, Florida and one banking office in Pasco County, Florida.

         Madison Bancshares, Inc. was incorporated on May 8, 2001. The Bank held a special meeting of the shareholders on June 19, 2001, where the shareholders approved a plan of corporate reorganization under which the Bank will become a wholly-owned subsidiary of Madison BancShares upon receipt of regulatory approval. The Bank's shareholders would exchange their common shares for shares of Madison BancShares. As a result, all of the previously issued $1.10 par value common shares of the Bank will be exchanged for 1,420,696 shares of the $0.01 par value common shares of Madison BancShares. Madison BancShares' acquisition of the Bank will be accounted for similar to a pooling of interests. At least in the initial stages, substantially all of the income of Madison BancShares would be from dividends paid to it by the Bank.

LIQUIDITY AND CAPITAL RESOURCES

         A state-chartered commercial bank is required under Florida Law and FDIC regulations to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts subject to certain restrictions. The reserve may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities. At December 31, 2000, the Bank significantly exceeded its regulatory liquidity requirements.

         The Bank's primary source of funds during the three-months ended March 31, 2001, was from:

         -        the sale of securities available for sale of $2.4 million;
         -        proceeds from Federal Home Loan Bank advances of $9.8 million;
                  and
         - an increase in deposits of $6.1 million, which were used primarily to originate net loans of $3.8 million and increase federal funds sold by $15.6 million.

At March 31, 2001, the Bank had outstanding commitments to originate loans totaling $4.2 million and commitments to borrowers for available lines of credit totaling $13.7 million.

     The Bank's primary source of funds during the year ended December 31, 2000, was from:

         -        net deposit inflows of $21.2 million;
         -        proceeds from the repayment of securities of $5.6 million; and
         - proceeds from the sale of loans of $2.6 million which were used primarily to originate net loans of $24.1 million and pay-off Federal Home Loan Bank advances of $8.1 million.

At December 31, 2000, the Bank had outstanding commitments to originate loans totaling $1.6 million and commitments to borrowers for available lines of credit totaling $13.1 million.

CREDIT RISK

         The Bank's primary business includes making commercial loans, primarily secured by commercial real estate, and to a lesser extent single family residential loans and consumer loans. That activity entails potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond the control of the Bank. While underwriting guidelines and credit review procedures have been instituted to protect the Bank from avoidable credit losses, some losses will inevitably occur. At December 31, 2000, the Bank had no nonperforming loans and no foreclosed real estate.

         The following table presents information regarding the Bank's total allowance for loan losses, as well as the allocation of such amounts to the various categories of loans (dollars in thousands):

                                                                            AT DECEMBER 31,
                                                    ----------------------------------------------------------
                                                               2000                           1999
                                                    --------------------------        ------------------------
                                                                        % OF                           % OF
                                                                        LOANS TO                      LOANS TO
                                                                        TOTAL                           TOTAL
                                                       AMOUNT           LOANS            AMOUNT         LOANS
                                                    --------------   -----------      ------------   -----------
Commercial                                              $918             77.4%            $756             69.5%
Residential real estate                                   24             20.8               31             29.2
Consumer second mortgage and equity lines of
   credit                                                 24              1.8               15              1.3
                                                        ----            -----             ----            -----
       Total allowance for loan losses                  $966            100.0%            $802            100.0%
                                                        ====            =====             ====            =====

         The following table sets forth information with respect to activity in the Bank's allowance for loan losses (dollars in thousands):

                                                                              YEAR ENDED
                                                                              DECEMBER 31,
                                                                   --------------------------------
                                                                       2000                  1999
                                                                   ---------              ---------
Average loans outstanding .............................            $ 103,503              $ 89,564
                                                                   =========              ========
Allowance at beginning of period ......................                  802                   798
                                                                   ---------              --------
Charge-offs:
     Commercial .......................................                 (200)                 (132)
     Residential real estate
     Consumer .........................................                   --                    --

                                                                         (12)                   --
         Total loans charged-off ......................                 (212)                 (132)
Recoveries ............................................                    7                    27
                                                                   ---------              --------
Net (charge-offs) recoveries ..........................                 (205)                 (105)

Provision for loan losses charged to operating expenses                  369                   109
                                                                   ---------              --------
Allowance at end of period ............................            $     966              $    802
                                                                   =========              ========
Net charge-offs to average loans outstanding ..........                  .20%                  .12%
                                                                   =========              ========
Allowance as percent of total loans ...................                  .84%                  .85%
                                                                   =========              ========
Allowance as percent of nonperforming loans ...........                  N/A                   N/A
                                                                   =========              ========
     Total loans at end of period .....................            $ 115,362              $ 94,111
                                                                   =========              ========

NONPERFORMING ASSETS

         The Bank has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. These procedures include an independent credit analysis for all commercial credit relationships over $300,000. Loans are approved at various management levels up to and including the Board of Directors, depending on the amount of the loan. Loan approvals are made in accordance with a Chart of Delegated Authority approved by the Board of Directors. Loans less than $250,000 are approved by authorized officers. The President has loan authority up to $400,000 and the Chairman of the Board has loan authority up to $400,000. The Chief Loan Officer can approve loans to $650,000 with the consent of the President or the Chairman. The President and Chairman have a combined lending authority of up to $1,000,000. Loans over $1,000,000 require approval by the Board of Directors. The Board of Directors reviews all new and renewed loans on a monthly basis. The Bank also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Bank's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit or general economic conditions.

         The Bank generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection.

         At December 31, 2000 and 1999, the Bank had no accruing loans which were contractually past due 90 days or more and no troubled debt restructurings.

         At December 31, 2000, the Bank had no nonperforming assets and at December 31, 1999, the nonperforming assets were not significant. At December 31, 1999, the Bank had $200,000 in non-accrual loans past due 90 days or more and had no troubled debt restructurings.

LOAN PORTFOLIO COMPOSITION

         The Bank continues to implement its transition to a commercial bank with commercial loans comprising the largest group of loans in the Bank's loan portfolio. Commercial loans amounted to $89.3 million or 77.4% of the total loan portfolio as of December 31, 2000, of which approximately 93.7% are collateralized by commercial real estate.

         Residential real estate loans comprise the second largest group of loans in the Bank's portfolio amounting to $24.1 million, or 20.8% of the total loan portfolio as of December 31, 2000. Consumer loans consist of $2.1 million or 1.8% of the total loan portfolio.

         The following table sets forth the composition of the Bank's loan portfolio (dollars in thousands):

                                                                                      AT DECEMBER 31,
                                                                ---------------------------------------------------------
                                                                           2000                               1999
                                                                --------------------------           --------------------
                                                                                    % OF                            % OF
                                                                 AMOUNT              TOTAL             AMOUNT       TOTAL
                                                                ---------          ---------          --------     ------

Commercial ............................................         $  89,257               77.4%          $65,362       69.5%
Residential real estate ...............................            24,051               20.8            27,484       29.2
Consumer, second mortgage and equity lines of
   credit .............................................             2,054                1.8             1,265        1.3
                                                                ---------          ---------           -------     ------
       Subtotal .......................................         $ 115,362              100.0%          $94,111      100.0%
                                                                                                       =======     ======
Subtract:
   Net deferred loan fees .............................              (283)                                (149)
   Allowance for loan losses ..........................              (966)                                (802)
                                                                ---------                              -------
Loans, net ............................................         $ 114,113                             $ 93,160
                                                                =========                             ========

SECURITIES

         The securities portfolio is comprised primarily of U.S. government agency securities of which $9.0 million was in dual index bonds issued by the Federal Home Loan Bank ("FHLB"). The Bank has the ability and intent to hold the FHLB bonds to maturity to avoid any loss of principal. The FHLB bonds have a par value of $9.0 million and pay interest based on the difference between two indices. The bonds pay interest at the ten year constant maturity treasury rate less the six month LIBOR rate, plus a contractual amount ranging from 3.00% to 4.40%. The FHLB bonds were purchased to offset some of the risk related to our portfolio of adjustable rate mortgages. Accordingly, the bonds subject the Bank to a certain degree of market risk as the indices change with prevailing market interest rates. The yields on the dual indexed bonds generally move in an inverse relationship to the movement in yields on the ARMs and as a result, offset some of the risk related to the movement of interest rates in the loan portfolio. However, when the yield curve is flat, the bonds will generally have yields that are below the yields on bonds that mature or reprice in three or six months, unless the general level of rates is very low, in which case the margin on the bonds would reduce or mitigate the effects of a flat yield curve. If the yield curve is inverted, the bonds will generally have below market yields. The average yield for the portfolio of dual indexed bonds at December 31, 2000 and 1999 was 2.77% and 3.72%, respectively. Market values for all securities were calculated using published prices or the equivalent at December 31, 2000.

         According to Financial Accounting Standards No. 115, a securities portfolio is categorized as "held to maturity," "available for sale" or "trading." Securities held to maturity represent those securities which the Bank has the positive intent and ability to hold to maturity and are carried at amortized cost. Securities available for sale represent those securities which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value with unrealized gains and losses being reported as a separate component of shareholders equity. Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. The Bank does not maintain a trading securities portfolio.

         SECURITIES PORTFOLIO. The following table sets forth the carrying value of the Bank's securities portfolio (dollars in thousands):

                                                                                                    AT DECEMBER 31,
                                                                                                ---------------------
                                                                                                   2000          1999
                                                                                                   ----          ----
         SECURITIES HELD TO MATURITY:
         U.S. Government agency securities...............................................      $  8,982        $ 12,979
         Other securities...............................................................          1,390           1,323
         Mortgage-backed securities and related instruments..............................           153             856
                                                                                               -------         -------

               Total.....................................................................      $ 10,525        $ 15,158
                                                                                               ========        ========

         SECURITIES AVAILABLE FOR SALE-
         Mortgage-backed securities and related instruments..............................      $ 14,480        $ 15,461
                                                                                               ========        ========

         INVESTMENT MATURITIES. The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio as follows (dollars in thousands):

                                                              AFTER ONE YEAR
                                      ONE YEAR OR LESS        TO FIVE YEARS            AFTER FIVE YEARS          TOTAL
                                   ------------------------------------------------------------------------------------------
                                    CARRYING     AVERAGE    CARRYING   AVERAGE    CARRYING    AVERAGE   CARRYING       AVERAGE
                                     VALUE        YIELD     VALUE       YIELD      VALUE      YIELD      VALUE         YIELD
                                   ---------     -------  ---------    -------   ---------  ---------  ---------     --------
SECURITIES HELD TO MATURITY:
  DECEMBER 31, 2000:
     U.S. Government agency
         securities .............$   --          - %    $4,994         3.26%   $3,988          2.17%   $ 8,982          2.77%
     Other securities ...........    --           --        --           --     1,390          7.18      1,390          7.18
     Mortgage-backed
         securities and
         related instruments ....    --           --       102         8.70        51          8.70        153          8.70
                                                                 ----------    ------    ----------    -------    ----------

         Total ..................$   --          - %    $5,096         3.37%   $5,429          3.51%   $10,525         3.39%
                                 ======   ==========    ======   ==========    ======    ==========    =======    ==========

SECURITIES HELD TO MATURITY:
  DECEMBER 31, 1999:
     U.S. Government agency
         securities ............. 4,000         4.18     2,000         4.59     6,979          3.20     12,979          3.72
     Other securities ...........    --           --     1,123         6.35       200          6.75      1,323          6.41
     Mortgage-backed
         securities and
         related instruments ....   689         7.00        57         7.50       110          8.99        856          7.34
                                                                               ------    ----------    -------    ----------

         Total ..................$4,689         4.59%   $3,180         5.26%   $7,289          3.79%   $15,158          4.16%
                                 ======   ==========    ======   ==========    ======    ==========    =======    ==========

SECURITIES AVAILABLE FOR SALE:
  DECEMBER 31, 2000-
     Mortgage-backed
         securities and
         related instruments ....$   --           -%    $3,562         6.45%   $10,918         6.21%   $14,480          6.27%
                                 ======   ==========    ======   ==========    =======   ==========    =======    ==========

  DECEMBER 31, 1999-
     Mortgage-backed
         securities and
         related instruments ....$1,958         7.67%   $4,630      6.32% $     8,873          5.64%   $15,461          6.11%
                                 ======   ==========    ======   ==========    ======    ==========    =======    ==========

         For purposes of the maturity table, mortgage-backed securities and related instruments, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. These securities may prepay earlier than their weighted-average contractual maturities because of principal prepayments.

REGULATORY CAPITAL REQUIREMENTS

         Under FDIC regulations, the Bank is required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on shareholder's equity.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the table below) of regulatory capital (as defined in the regulations). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject (dollars in thousands).


                                                                                                     TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                                         FOR CAPITAL              PROMPT CORRECTIVE
                                                   ACTUAL             ADEQUACY PURPOSES:          ACTION PROVISIONS:
                                            ---------------------    --------------------        -------------------
                                            AMOUNT            %      AMOUNT        %             AMOUNT      %
                                            ------        -------    ------     -------          ------  -----------
     AS OF DECEMBER 31, 2000:
         Total capital (to Risk-
         Weighted Assets).................  $ 12,242       10.57%    $ 9,269        8.00%       $ 11,586      10.00%
         Tier I Capital (to Risk-
         Weighted Assets).................    11,276        9.73       4,634        4.00           6,951       6.00
         Tier I Capital
         (to Average Assets)..............    11,276        7.66       5,885        4.00           7,357       5.00

     AS OF DECEMBER 31, 1999:
         Total capital (to Risk-
         Weighted Assets).................    11,160       12.00       7,441        8.00           9,301      10.00
         Tier I Capital (to Risk-
         Weighted Assets).................    10,358       11.14       3,720        4.00           5,581       6.00
         Tier I Capital
         (to Average Assets)..............    10,358        7.82       5,299        4.00           6,623       5.00

MARKET RISK

         Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 14 of Notes to the Financial Statements.

         The Bank's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and capital, while adjusting the Bank's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Bank relies primarily on its asset-liability structure to control interest rate risk. However, a sudden and substantial increase in interest rates may adversely impact the Bank's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Bank does not engage in trading activities.

ASSET AND LIABILITY STRUCTURE

         As part of its asset and liability management, the Bank has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing the Bank's earnings. Management believes that these processes and procedures provide the Bank with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate sensitive assets/rate sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

         In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, the Bank's management continues to monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of:

         -        emphasizing the origination of adjustable-rate loans;
         -        maintaining a stable core deposit base; and
         - maintaining a significant portion of liquid assets (cash and short-term securities).

         The Bank's cumulative negative gap at the one year measurement period was $36,244,000 at December 31, 2000. This negative gap reflects the Bank's large deposit base of savings, NOW and money market deposits that totaled $45,219,000 for the period ended. While management includes these deposits in the three month repricing period, much of the industry moves one-half of these deposits to the longest term repricing maturity. Management's strategy is to continue to build this portion of the deposit portfolio as these deposits are considered core deposits, and more importantly, have limited rate sensitivity in an increasing rate environment while they are a less costly source of traditional funding.

         Going forward management will still continue to increase its loan portfolio with products with repricing opportunities inside the one year horizon. In addition, management will endeavor to lengthen its certificate of deposit portfolio beyond the one year horizon and engage in some Federal Home Loan Bank borrowings to help in extending the rate sensitivity of the Bank's funding liabilities.


                           [Intentionally left blank]

         The following table sets forth certain information relating to the Bank's interest-earning assets and interest-bearing liabilities at December 31, 2000, that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):


                                                         MORE
                                                         THAN        MORE
                                                         THREE       THAN      SIX MORE      MORE
                                                         MONTHS      MONTHS    THAN ONE    THAN FIVE     OVER
                                               THREE     TO SIX      TO ONE     YEAR TO     YEARS TO      TEN
                                              MONTHS     MONTHS       YEAR    FIVE YEARS   TEN YEARS     YEARS      TOTAL
                                            --------     -------    -------   ---------    ---------    -------     --------
Loans(1) ...............................    $ 26,457     $  5,405    $ 11,607     $60,873    $ 7,999    $ 3,021    $115,362
Securities available for sale(2) .......      13,904           --          --         576         --         --      14,480
Securities held to maturity(2) .........       8,982          400          --          --      1,092         51      10,525
Other securities(3) ....................         873           --          --          --         --         --         873
                                            --------     --------    --------     -------    -------    -------    --------

       Total rate-sensitive assets .....    $ 50,216     $  5,805    $ 11,607     $61,449    $ 9,091    $ 3,072    $141,240
                                            --------     --------    --------     -------    -------    -------    --------

Deposit accounts(4):
    Savings, NOW and money-
       market deposits .................      45,219           --          --          --         --         --      45,219
    Time deposits ......................      20,503       17,128      20,772      18,614      2,034         --      79,051
    Federal Home Loan Bank
       advances ........................         250           --          --          --         --         --         250
                                            --------     --------    --------     -------    -------    -------    --------

       Total rate-sensitive
         liabilities ...................      65,972       17,128      20,772      18,614      2,034         --     124,520
                                            --------     --------    --------     -------    -------    -------    --------

GAP repricing differences ..............    $(15,756)    $(11,323)   $ (9,165)    $42,835    $ 7,057    $ 3,072    $ 16,720
                                            ========     ========    ========     =======    =======    =======    ========

Cumulative GAP .........................    $(15,756)    $(27,079)   $(36,244)    $ 6,591    $13,648    $16,720
                                            ========     ========    ========     =======    =======    =======

Cumulative GAP/total assets ............       (10.7)%      (18.4)%     (24.6)%       4.5%       9.3%      11.4%
                                            ========     ========    ========     =======    =======    =======

-----------------------

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.
(2) Securities are scheduled according to their respective repricing and maturity dates.
(3) Includes Federal Home Loan Bank stock, federal funds sold and interest-bearing deposits with banks.
(4) Savings, NOW and money-market deposits are regarded as ready accessible withdrawable accounts. Time deposits are scheduled through the maturity dates.

         The following table reflects the contractual principal repayments by period of the Bank's loan portfolio at December 31, 2000 (in thousands):


                                                                                   SECOND
                                                                 RESIDENTIAL    MORTGAGE AND
                                                                    REAL        EQUITY LINES
                                                   COMMERCIAL      ESTATE         OF CREDIT      TOTAL
                                                   ----------    -----------    ------------   --------
Due within one year .........................        $11,612       $   569          $  717     $ 12,898
Due after one through five years ............         14,079         1,849           1,178       17,106
Due after five years ........................         63,566        21,633             159       85,358
                                                     -------       -------          ------     --------

     Total ..................................        $89,257       $24,051          $2,054     $115,362
                                                     =======       =======          ======     ========

         At December 31, 2000 of the $102.5 million of loans due after one year 16% of such loans have fixed rates of interest and 84% have adjustable rates.

         Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of loans tends to increase, however, when current loan rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current loan rates.

         ORIGINATION, SALE AND REPAYMENT OF LOANS. The Bank generally originates loans located in its primary geographical lending area in Pinellas and Pasco Counties, Florida. Loan originations by the Bank are attributable to depositors, other existing customers and advertising. The Bank's residential mortgage loans generally are originated to ensure compliance with documentation and underwriting standards which permit their sale to investors in the secondary market.

         The following table sets forth total loans originated, sold and repaid (in thousands):

                                                                                                 YEAR ENDED
                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                               2000         1999
                                                                                              ---------     ------
         Originations:
             Commercial.................................................................      $  46,351    $32,153
             Residential real estate....................................................          4,251      6,533
             Consumer second mortgage and equity lines of credit........................          1,182        808
                                                                                              ---------    -------

                 Total loans originated.................................................         51,784     39,494

             Less:
             Principal reductions.......................................................         27,978     23,003
             Loans sold.................................................................          2,555      2,839
                                                                                              ---------    -------

             Increase in total loans....................................................      $  21,251    $13,652
                                                                                              =========    =======

             DEPOSITS AND OTHER SOURCES OF FUNDS

         GENERAL. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments and borrowed funds. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money market conditions. Borrowed funds may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels and are also used to fund the origination of loans.

         DEPOSITS. Deposits are attracted principally from our primary geographic market area, Pinellas and Pasco Counties, Florida. A broad selection of deposit instruments including demand deposit accounts, NOW accounts, regular savings accounts, term certificate accounts and retirement savings plans (such as IRA accounts) are offered. Certificate of deposit rates and maturities are established to match the rates and maturities of earning assets. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. Commercial banking relationships have been emphasized in an effort to increase demand deposits as a percentage of total deposits. Deposit interest rates are set weekly by management based on a review of the Bank's funding needs, deposit flows for the previous week, a survey of rates among competitors and other financial institutions in Florida.

         The Bank has $5.6 million in certificates of deposits which have a weighted interest rate of 9.64%. These certificates of deposit were originated in 1988 and have eight years remaining on their term. The Bank no longer offers certificate of deposit product with extended maturities.

         The following table shows the distribution of, and certain other information relating to, the Bank's deposit accounts by type (dollars in thousands):


                                                                                     AT DECEMBER 31,
                                                                                     ---------------
                                                                            2000                        1999
                                                                            ----                        -----
                                                                                      % OF                     % OF
                                                                     AMOUNT         DEPOSITS      AMOUNT      DEPOSITS
                                                                    ----------      ---------    ---------    -------
      Noninterest-bearing demand deposits.........................  $    9,605         7.2%      $   8,272       7.3%
                                                                    ----------       -----       ---------     -----
      Savings, NOW and money-market deposits......................      45,219        33.8          39,964      35.5
                                                                    ----------         ---       ---------     -----

         Subtotal.................................................      54,824        41.0          48,236      42.8
                                                                    ----------       -----       ---------     -----

      Time deposits:
         2.00% - 2.99%............................................          18         0.0              20       0.0
         3.00% - 3.99%............................................       1,442         1.1           6,205       5.5
         4.00% - 4.99%............................................      10,473         7.8          26,279      23.3
         5.00% - 5.99%............................................      11,049         8.2          20,004      17.8
         6.00% - 6.99%............................................      48,298        36.1           6,179       5.5
         7.00% - 7.99%............................................       1,910         1.4             137       0.1
         8.00% - 8.99%............................................         294         0.2             364       0.3
         9.00% - 9.99%............................................       4,767         3.6           4,552       4.0
         10.00% - 10.99%..........................................         800         0.6             727       0.7
                                                                    ----------       -----       ---------     -----

      Total certificates of deposit...............................      79,051        59.0          64,467      57.2
                                                                    ----------       -----       ---------     -----

      Total deposits*.............................................  $  133,875       100.0%      $ 112,703     100.0%
                                                                    ==========       =====       =========     -----

------------------

* The deposit portfolio does not contain a concentration from any one depositor or related group of depositors.

         Jumbo certificates ($100,000 and over) mature as follows (dollars in thousands):


                                                                                                    AT DECEMBER 31,
                                                                                                    ---------------
                                                                                                   2000        1999
                                                                                                   ----        ----

         Due three months or less.............................................................  $  4,073     $ 1,047
         Due over three months to six months..................................................     3,358       2,042
         Due over six months to one year......................................................     3,240       6,775
         Due over one year....................................................................     3,878       3,175
                                                                                                --------     -------

                                                                                                $ 14,549     $13,039
                                                                                                ========     =======



         The following table sets forth the net deposit flows of the Bank during the periods indicated (dollars in thousands):


                                                                                                       YEAR ENDED
                                                                                                       ----------
                                                                                                      DECEMBER 31,
                                                                                                      ------------
                                                                                                    2000       1999
                                                                                                  --------   --------
         Net increase (decrease) before interest credited.....................................    $ 15,632   $(10,810)
         Net interest credited................................................................       5,540      4,573
                                                                                                  --------   --------

         Net deposit increase (decrease)......................................................    $ 21,172   $ (6,237)
                                                                                                  ========   ========

RESULTS OF OPERATIONS

       The following table sets forth, for the periods indicated, information regarding:

         - the total dollar amount of interest and dividend income of the Bank from interest-earning assets and the resultant average yields;
         - the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost;
         -        net interest income;
         -        interest-rate spread; and
         -        net interest margin.



                           [Intentionally left blank]

                                                                       THREE MONTHS ENDED MARCH 31,
                                                   -----------------------------------------------------------------
                                                                 2001                             2000
                                                   ---------------------------------   ------------------------------
                                                              INTEREST    AVERAGE                INTEREST    AVERAGE
                                                   AVERAGE       AND       YIELD/     AVERAGE       AND       YIELD/
                                                   BALANCE     DIVIDENDS    RATE      BALANCE    DIVIDENDS    RATE
                                                   -------    ----------   -------    ---------  ----------  ---------
                                                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans(1)....................................... $ 116,277  $   2,615      9.00%    $   96,393  $   2,073       8.60%
   Securities.....................................    23,043        282      4.90         30,467        416       5.46
   Other interest-earning assets(2)...............     5,393         77      5.71            877         15       6.84
                                                   ---------  ---------               ----------  ---------

       Total interest-earning assets..............   144,713      2,974      8.22        127,737      2,504       7.84
                                                              ---------                           ---------

Noninterest-earning assets........................     6,917                               5,922
                                                   ---------                          ----------

       Total assets............................... $ 151,630                          $  133,659
                                                   =========                          ==========

Interest-bearing liabilities:
   Savings, NOW, money-market deposit
       accounts...................................    44,338        334      3.01         39,744        278       2.80
   Time deposit...................................    80,417      1,257      6.25         65,482        888       5.42
   Federal Home Loan Bank advances................     3,093         35      4.53          6,826        104       6.09
                                                   ---------  ---------               ----------. ---------

       Total interest-bearing liabilities.........   127,848      1,626      5.09        112,052      1,270       4.53
                                                              ---------      .                    ---------

Noninterest-bearing liabilities...................    12,619                              11,429
Stockholders' equity..............................    11,163                              10,178
                                                   ---------                          ----------

       Total liabilities and shareholders' equity.            $ 151,630               $  133,659
                                                              =========               ==========

Net interest income...............................            $   1,348                           $   1,234
                                                              =========                           =========

Interest-rate spread(3)...........................                           3.13%                                3.31%
                                                                             ====                                 ====

Net interest margin(4)............................                           3.73%                                3.86%
                                                                             ====                                 ====

Ratio of average interest-earning assets to
   average interest-bearing liabilities...........      1.13                                1.14
                                                   =========                                ====

------------------

(1)      Includes loans on nonaccrual status.
(2) Includes Federal Home Loan Bank stock, federal funds sold and interest-bearing deposits with banks.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average rate of interest-bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.


                                                                      THREE MONTHS ENDED DECEMBER 31,
                                                   ---------------------------------- ---- ------------------------------
                                                                 2000                                  1999
                                                   ---------------------------------   ----------------------------------
                                                                 INTEREST   AVERAGE                INTEREST     AVERAGE
                                                     AVERAGE     AND         YIELD/    AVERAGE       AND         YIELD/
                                                     BALANCE     DIVIDENDS    RATE     BALANCE     DIVIDENDS      RATE
                                                   ------------- ---------- ---------  ---------   ----------   ---------
                                                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
     Loans(1)....................................    $ 103,503    $  9,333      9.02%  $  89,564     $ 7,525      8.40%
     Securities..................................       28,798       1,551      5.39      32,428       1,642      5.06
     Other interest-earning assets(2)............        1,389         112      8.06       5,012         251      5.01
                                                     ---------    --------             ---------     -------

         Total interest-earning assets...........      133,690      10,996      8.22     127,004       9,418      7.42
                                                                  --------                           -------

Noninterest-earning assets.......................        6,308                             3,595
                                                     ---------                         ---------

         Total assets............................    $ 139,998                         $ 130,599
                                                     =========                         =========

Interest-bearing liabilities:
     Savings, NOW and money-market
         deposits................................       43,308       1,377      3.18      42,936       1,211      2.82
     Time deposits...............................       70,255       4,122      5.87      65,522       3,350      5.11
     Federal Home Loan Bank advances.............        3,551         231      6.51       2,599         149      5.73
                                                     ---------    --------             ---------     -------

         Total interest-bearing liabilities......      117,114       5,730      4.89     111,057       4,710      4.24
                                                                  --------                           -------

Noninterest-bearing demand deposits..............       10,969                             8,963
Noninterest-bearing liabilities..................        1,552                               513
Stockholders' equity.............................       10,363                            10,066
                                                     ---------                         ---------

         Total liabilities and
           shareholders' equity..................    $ 139,998                         $ 130,599
                                                     =========                         =========

Net interest income..............................                 $  5,266                           $ 4,708
                                                                  ========                           =======

Interest-rate spread(3)..........................                               3.33%                             3.18%
                                                                              ======                              ====

Net interest margin(4)...........................                               3.94%                             3.71%
                                                                              ======                              ====

Ratio of average interest-earning assets to
     average interest-bearing liabilities........         1.14                              1.14
                                                     =========                         =========

------------------------

(1)      Includes loans on nonaccrual status.
(2) Includes Federal Home Loan Bank stock, federal funds sold and interest-bearing deposits with banks.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average rate of interest-bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

         The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:

         - changes in rate (change in rate multiplied by prior volume);

         - changes in volume (change in volume multiplied by prior rate); and

         - changes in rate-volume (change in rate multiplied by change in volume) (in thousands).

                                                                    YEAR ENDED DECEMBER 31,
                                                                         2000 VS. 1999
                                                                   INCREASE (DECREASE) DUE TO
                                                         -----------------------------------------------
                                                                                                 RATE/
                                                          RATE      VOLUME          VOLUME       TOTAL
                                                          ----      ------          ------       ------
Interest earning assets:
    Loans ........................................        $551         1,171           86          1,808
    Securities ...................................         105          (184)         (12)           (91)
    Other interest-earning assets ................         153          (181)        (111)          (139)
                                                          ----        ------         ----         ------

      Total ......................................         809           806          (37)         1,578
                                                          ----        ------         ----         ------

Interest-bearing liabilities:
    Deposits:
      Savings, NOW and money-market deposits .....         155            10            1            166
      Time deposits ..............................         494           242           36            772
    Federal Home Loan Bank advances ..............          20            55            7             82
                                                          ----        ------         ----         ------

      Total ......................................         669           307           44          1,020
                                                          ----        ------         ----         ------

Net change in net interest income ................        $140           499          (81)           558
                                                          ====        ======         ====         ======









                           [Intentionally left blank]

COMPARISON OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

       GENERAL. Net earnings for the three-months ended March 31, 2001 were $263,000 or $.19 per basic and $.18 per diluted share compared to $177,000 or $.13 per basic and $.12 per diluted share for 2000. The increase in net earnings was due to an increase in net interest income and noninterest income partially offset by a increase in noninterest expenses.

       INTEREST INCOME AND EXPENSE. Interest income increased by $470,000 to $3.0 million for the three-month period ended March 31, 2001 from $2.5 million for the three months ended March 31, 2000. Interest on loans increased $542,000 to $2.6 million due to an increase in the average loan portfolio balance to $116.3 million from $96.4 million. Also the weighted-average yield earned in 2001 increased 40 basis points.

       Interest expense on deposits increased $425,000 to $1.6 million for the three-months ended March 31, 2001 from $1.2 million in 2000. The increase is due to an increase in the average interest-bearing deposits in 2001 to $124.8 million from $105.3 million in 2000. Also the weighted-average rate paid on these deposits in 2001 increased 67 basis points.

       PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for loan losses was $79,000 for the three-month period ended March 31, 2001, compared to $110,000 for the same period in 2000. The allowance for loan losses is $1.1 million at March 31, 2001. While management believes that its allowance for loan losses is adequate as of March 31, 2001, future adjustments to the Bank's allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.

       NONINTEREST INCOME. Noninterest income increased to $204,000 in 2001 from $139,000 for the three-months ended March 31, 2000. Service charges on deposits increased in 2001 to $118,000 from $88,000 in 2000 due to pricing increases and growth in deposit accounts. Gain on the sale of securities was $23,000 for the three months ended March 31, 2001, compared to no gain on sale of securities during the prior year period.

       NONINTEREST EXPENSE. Total noninterest expense increased to $1.1 million for the three-months ended March 31, 2001 from $1.0 million for the comparable period ended March 31, 2000, primarily from increases in employee compensation and occupancy expense resulting from the opening of one new office in the fourth quarter of 2000.

COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND 1999

       GENERAL. Net earnings for the year ended December 31, 2000, was $952,000 or $.67 per basic earnings per share ($.66 per diluted earnings per share) compared to net earnings of $947,000 or $.67 per basic ($.66 per diluted earnings per share) for the year ended December 31, 1999. The continued stability in earnings reflects an increase in net interest income with an offsetting increase in the provision for loan losses that was needed to support loan growth and an increase in noninterest expenses.

       INTEREST INCOME AND EXPENSE. Interest income increased by $1,578,000 from $9,418,000 for the year ended December 31, 1999, to $10,996,000 for the year ended December 31, 2000. Interest income on loans increased $1,808,000 due an increase in the weighted-average yield of the average loan portfolio of 62 basis points and an increase in the average loan portfolio balance of $13.9 million. Interest on securities decreased $91,000 due to a decrease in the average securities balance from $32.4 million in 1999 to $28.8 million in 2000, partially offset by an increase in the weighted-average yield of 33 basis points. Interest on other interest-earning assets decreased $139,000 primarily due to a decrease from $5.0 million in average other interest-earning assets in 1999 to $1.4 million in 2000.

         Interest expense increased $1,020,000 in 2000 compared to 1999. Interest expense on deposits increased $938,000 due to an increase in the average balance of interest-bearing deposits in 2000 compared to 1999 of $5.1 million and an increase in the rate paid on deposit accounts from 4.21% in 1999 to 4.84% in 2000. Interest expense on other borrowings increased $82,000 primarily due to an increase in the average balance of other borrowings from $2.6 million in 1999 to $3.6 million in 2000 and an increase in the average rate paid on other borrowings.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to operations to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the loan portfolio. There was a $369,000 provision recorded for the year ended December 31, 2000, compared to $109,000 in 1999. At December 31, 2000, the allowance for loan losses was $966,000.

         NONINTEREST INCOME. Noninterest income increased from $460,000 in 1999 to $648,000 in 2000 primarily due to increased service charges on deposit accounts in 2000 compared to 1999 due to our continued emphasis on obtaining customer transaction accounts and related fee income.

         NONINTEREST EXPENSE. Total noninterest expense increased $496,000 for the year ended December 31, 2000, compared to 1999. The increase is primarily a result of increased employee benefits related to the opening of two new branches in Port Richey and Tarpon Springs, Florida. Professional fees increased in 2000 compared to 1999 as a result of a reversal of previously accrued expenses. Employee compensation and benefits increased $359,000 and professional fees increased $86,000 for the period. Additional expense increases of $131,000 in occupancy and equipment reflected the opening of the aforementioned branch locations.

IMPACT OF INFLATION AND CHANGING PRICES

       The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

ITEM 3.    DESCRIPTION OF PROPERTY.

         The following table sets forth information with respect to the Bank's offices as of March 31, 2001. As of the date of this registration statement, no property is owned by Madison BancShares.

                                                                               FACILITY
                      LOCATION                                                  STATUS
                -------------------------------------------------------------------------------
                Headquarters
                     35388 U.S. Hwy 19 North
                     Palm Harbor, Florida                                         Owned

                Operations Center
                     34911 U.S. Highway 19 North
                     Suite 600
                     Palm Harbor, Florida 34684                                   Owned

                Branch Office
                     503 South Pinellas Avenue
                     Tarpon Springs, Florida 34689                                Owned

                Branch Office
                     6709 Ridge Road
                     Suite 100
                     Port Richey, Florida 34688                                  Leased

                Branch Office
                     12975 Walsingham
                     Largo, Florida 34644                                        Leased


The operations center and the Tarpon Springs Branch for the Bank are wholly owned by the Bank. The Bank owns the building in which its headquarters are located and leases the land. Its monthly rent on the land is $4,964.46. The rent adjusts in accordance with the consumer price index every third year. The last adjustment was due on May 1, 2001 but has not been placed into effect as of the date of this registration statement. The initial term of the lease is twenty-five years commencing on March 1, 1985. The lease may be extended for five five-year terms. All of the Bank's ownership interests are unencumbered.

         The Largo and the Port Richey branches are leased by the Bank. The rent on the Largo branch is $2,187.23 per month. It will adjust upward to $2,277.99 beginning on November 1, 2001. The Bank's lease for this property expires on October 31, 2002. The rent for the Port Richey branch is $2,713.36 per month. The rent for that location is adjusted according to the consumer price index annually with a cap of 3%. The lease has a five year term with two options to renew for additional 5 year periods. The lease would expire on November 30, 2014, if both five year options were exercised.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table contains information regarding the expected beneficial ownership of Madison BancShares' common stock by each director, executive officer, and all of the directors and executive officers as a group, following the reorganization of the Bank. There are no other shareholders known to management to beneficially own more than 5% of the Bank's common stock. The percentage of total outstanding common shares held by each person reflects the number of shares that person will own, plus the number of common shares that person will have the right to acquire.


                                                  NUMBER                                                % OF
                                              OF COMMON SHARES           RIGHT TO                    BENEFICIAL
NAME AND ADDRESS OF BENEFICIAL OWNER              OWNED (5)             ACQUIRE (5)                   OWNERSHIP
------------------------------------          ----------------          ----------                   ----------
Robert W. Byrd (1)(2)                               17,549                    11,025                     2.00%
George M. Cantonis (1)(2)                           15,444                    11,025                     1.86
Thomas A. Castriota (1)(2)                              --                    10,500                      .74
Wayne R. Coulter (1)(2)                             13,230                    11,025                     1.71
Melvin S. Cutler (1)(2)(3)(4) .                    225,824                    16,538                    17.06
Judith F. Gaffney (3)                                  105                     5,513                      .40
Robert B. McGivney (1)(2)(3)(4)                     34,158                    55,125                     6.28
David P. Paetzold (3)                                  105                    11,025                      .78
Henry O. Speight (3)(4)                                105                     8,820                      .63
Paul J. Wikle (1)(2)                                 7,982                    11,025                     1.34
                                                  --------                  --------                 --------
All Directors and Executive
Officers as a Group (10 persons)                   314,502                   151,621                    32.80%
                                                  ========                  ========                 ========
------------------

(1)  Bank director.
(2)  Madison BancShares director.
(3)  Bank executive officer.
(4)  Madison BancShares executive officer.
(5)  Includes shares or options for which the named person:
         -        has sole voting and investment power,
         -        has shared voting and investment power with a spouse, or
         -        holds in an IRA or other retirement plan program.





                           [Intentionally left blank]

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The Board of Directors of Madison BancShares consists of those persons who presently serve as directors of the Bank. Furthermore, all of Madison BancShares' executive officers also serve as executive officers of the Bank. The directors and executive officers set forth below shall serve as the interim directors or executive officers until Madison BancShares' first annual meetings which will be held in the year 2002:


NAME                                     AGE              POSITION
-----                                    ----             --------
Robert W. Byrd                            60              Director
George M. Cantonis                        53              Director
Thomas A. Castriota                       47              Director
Wayne R. Coulter                          58              Director
Melvin S. Cutler                          68              Chairman of the Board
Robert B. McGivney                        53              Director, President and Chief Executive Officer
David Paetzold                            50              Senior Loan Officer
Henry O. Speight                          53              Chief Financial Officer
Paul J. Wikle                             39              Director


         ROBERT W. BYRD, AGE 60, is a founding director of the Bank, having first been elected to the Board in 1985. He serves as a member of the Bank's Shareholder Relations and Audit and Compliance Committees and is also a director of Madison BancShares. Since 1989, he has been a real estate investor and developer at Byrd Corporation of Clearwater, Inc. with current projects in Pinellas, Pasco and Hillsborough Counties, Florida. Mr. Byrd has served as President of the Florida Association of Realtors. He has also served as President of the Greater Clearwater Chamber of Commerce and the Downtown Clearwater Rotary Club. Mr. Byrd is a distinguished alumnus of Florida State University.

         GEORGE M. CANTONIS, AGE 53, is a founding director of the Bank, having first been elected to the Board in 1985. He serves on the Investment and Compensation Committees and is also a director of Madison BancShares. Mr. Cantonis has been President of The Cantonis Company and Executive Vice President of Acme Sponge & Chamois, a subsidiary of The Cantonis Company since 1972. Acme Sponge & Chamois is an international company and one of the major providers in the world for chamois products. The Cantonis Company also owns five hotels in Florida. Mr. Cantonis is active in the community and has recently served as Chairman of the Board of Morton Plant Mease Health Care and Chairman of BayCare. Mr. Cantonis received his Bachelors Degree from Princeton University and his Masters of Business Administration from the University of Chicago.

         THOMAS A. CASTRIOTA, AGE 47, became a member of the Bank's Board in 2000 and also serves on Madison BancShares' Board. Mr. Castriota has been the owner of Castriota Chevrolet, Inc. since 1994 and serves on the Board of Trustees of Bayonet Regional Hospital. He is currently President of the Pasco Education Foundation and a Charter Member of the Trinity Rotary Club. He was awarded the Paul Harris Fellow Award from Rotary International, received the Florida Business Partners Award from the Florida Commissioner of Education, and the Genuine Leaders Award from Chevrolet Motors Division in 1997 and 1998.

         WAYNE R. COULTER, AGE 58, became a member of the Board in 1999 and is also a director of Madison BancShares. Mr. Coulter is a partner in the law firm of Delzer & Coulter and is a Board Certified Wills, Trusts and Estates Attorney. He has been a partner in that firm since 1972. Mr. Coulter is a former director of NationsBank (North Suncoast) and Barnett Bank of Pasco. Mr. Coulter is a past President of the West Pasco Bar Association and the Greater West Hernando Chamber of Commerce. Mr. Coulter received a Juris Doctorate and a Bachelors of Science from Stetson University. Mr. Coulter is a fourth generation resident of Pasco County, Florida.

         MELVIN S. CUTLER, AGE 68, is the Chairman of the Board of both the Bank and Madison BancShares. Mr. Cutler is a founding director and principal shareholder of the Bank, having first been elected to the Board in 1985. He serves on the Bank's Shareholder Relations, Investment and Compensation Committees. Since 1998, Mr. Cutler has been President of Cutler, Wentzell & Moynihan, a real estate investment advisor. Since 1972 he has served as Chairman of the Board and is a principal shareholder of Cutler Associates, Inc., a design, building and contracting firm with offices in Florida, Massachusetts and Pennsylvania. He received his Bachelors Degree at City College of New York. Mr. Cutler is a professional engineer and a registered investment representative.

         JUDITH F. GAFFNEY, AGE 53, is the Bank's Senior Vice President - Retail Banking. Ms. Gaffney joined the Bank in October 1999. Prior to that, she served as Senior Vice President of Branch Administration for Sun Trust Bank, Gulf Coast, Sarasota, Florida, from 1994 to 1998. From 1987 to 1993, she was Senior Vice President of Retail Banking for Irwin Union Bank and Trust, Columbus, Ohio.

         ROBERT B. MCGIVNEY, AGE 53, is a director and the President and Chief Executive Officer of both the Bank and of Madison BancShares. Mr. McGivney became the President of the Bank in December 1991. He currently serves on its Investment Committee. Before joining the Bank, Mr. McGivney was a banker in San Antonio, Texas for 21 years, 17 of which were with Cullen/Frost Bankers, a $6 billion bank holding company headquartered in San Antonio. He served as President and Chief Executive Officer of two of the holding company's affiliate banks in San Antonio. Mr. McGivney is active in the community and currently is on the Government Relations Council and Community Bank Council of the Florida Bankers Association. He is Chairman of the Trustees of Mease Hospital. He also serves as a member of the Morton Plant Mease Health Care Executive, Finance and Quality Committees and is on the Executive Board of the West Central Florida Council of the Boy Scouts of America.

         DAVID PAETZOLD, AGE 50, is Executive Vice President and Senior Loan Officer of the Bank. Mr. Paetzold joined the Bank in October 1999. Mr. Paetzold received his Bachelor's Degree in Management from Milton College in 1972. From August 1994 to October 1999, he served as President and Chief Executive Officer of American Sterling Bank and Sterling Bancorp, Inc., Sugar Creek, Missouri. From 1991 to 1994, Mr. Paetzold was President and Chief Executive Officer of SouthTrust Bank of Southwest Florida, N.A., Fort Myers, Florida.

         HENRY O. SPEIGHT, AGE 53, is the Chief Financial Officer and Executive Vice President of the Bank and Chief Financial Officer and Treasurer of Madison BancShares. Mr. Speight joined the Bank in April 2000. Mr. Speight received his Bachelor's Degree in Business from the University of South Florida in 1969. Prior to joining the Bank, he served as Senior Vice President of Citrus Bank, N.A., Vero Beach, Florida and Executive Vice President of its parent holding company, Citrus Financial Services, Inc., beginning in 1989.

         PAUL J. WIKLE, AGE 39, was first elected the Board in 1996. He currently serves on the Bank's Audit and Compensation Committees and is also a director of Madison BancShares. Mr. Wikle is the President and Owner of Coldwell Bank/Wikle Properties, a commercial and residential real estate firm located in Palm Harbor, Florida. He has owned and operated that company since 1993. Mr. Wikle is also active as a real estate investor and developer in northern Pinellas County. He is very active in the community, serving on the Board of the Tarpon Springs Chamber of Commerce, and as a past Secretary and Treasurer for the Greater Clearwater Association of Realtors. He is a Trustee for the First United Methodist Church of Tarpon Springs and has served as President of the Tarpon Springs Chamber of Commerce and Tarpon Springs Jaycees. Mr. Wikle is a native of Palm Harbor and received his Bachelors Degree in Real Estate from Florida State University.













                           [Intentionally left blank]

ITEM 6.    EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

         The following table sets forth compensation information regarding the Bank's Chief Executive Officer/President and the Executive Vice President/Senior Loan Officer for the fiscal years ended December 31, 2000, 1999 and 1998. Initially the executive officers and directors of the Bank will receive no additional compensation for their services to Madison BancShares.



                                                                                                   LONG-TERM
                                                       ANNUAL COMPENSATION(1)                    COMPENSATION
                                                       ----------------------                    ------------
      NAME AND                                                                  OTHER ANNUAL
PRINCIPAL POSITION(1)              YEAR          SALARY             BONUS       COMPENSATION(2)      OPTIONS
---------------------              ----          ------             -----       ---------------      -------
ROBERT B. MCGIVNEY                2000          $170,000          $    --          $144,910          33,075
President                         1999           165,400           10,800            60,843              --
Chief Executive Officer           1998           160,000               --            50,363              --


DAVID P. PAETZOLD(3)              2000           100,000              861             8,789           1,025
Executive Vice President          1999            16,666               --                --          10,000
Senior Loan Officer

HENRY O. SPEIGHT                  2000            90,000              861                --           8,820
Executive Vice President
Chief Financial Officer

JUDITH F. GAFFNEY                 2000            85,000              861                --             513
Senior Vice President             1999            85,000               --                --           5,000
                                  1998                --               --                --

----------------
(1) Includes all compensation in the year earned whether received or deferred at the election of the executive.
(2)      Includes the estimated value of:


        Robert M. McGivney                            2000                1999                1998
        ------------------                            ----                ----                ----
        Health & Life insurance premiums            $  4,944            $ 5,025             $ 5,057
        Use of Company automobile                     11,236             11,048              11,228
        Social/Country Club Dues                       4,160              4,160               4,160
        Deferred Compensation                         31,361             31,361              31,361
        401(k)                                         7,841              9,249               8,657
        Life Insurance/Pension Fund                   85,368                 --                  --
                                                    --------            -------             -------
                 Total:                             $144,910            $60,843             $50,363
                                                    ========            =======             =======

        David Paetzold                                2000
        --------------                                ----
        Health & Life insurance premiums            $  4,137
        401(k)                                         4,652
                                                    --------
                 Total:                             $  8,789
                                                    ========

(3)      Began employment on November 1, 1999.

EMPLOYMENT AND SEVERANCE AGREEMENTS

         The Bank has employment agreements with four of its executive officers. The following is a summary of the key terms common to all four of the employment agreements, followed by a summary of the unique features of each employment agreement.

         Terms Common to All Employment Agreements - The Bank may terminate each employment agreement for "just cause," and each officer may terminate their employment agreement for "good reason," as those terms are defined in the employment agreements. Termination for just cause immediately terminates the employee's rights to receive any further payments or employee benefits. In the event the Bank terminates an employment agreement for other than just cause or an officer terminates his or her employment agreement for good reason, the officer shall be entitled to defined severance payments. Each officer is also eligible to participate in all stock option and benefit plans available to other employees and officers of the Bank.

         ROBERT B. MCGIVNEY'S two-year employment agreement was amended and restated effective as of January 1, 2000. Each day, the employment agreement automatically renews for one day, unless such renewals are terminated by either party. Under the terms of the employment agreement, Mr. McGivney is to serve as the President and Chief Executive Officer of the Bank and is to receive an initial annual base salary of $170,000, which shall be increased by $5,000 in the second and third year of its term. He is also eligible to receive a bonus of up to 25% of his salary each year, based on his achieving certain performance goals related to the Bank's asset size and net income. In the event Mr. McGivney's employment agreement is terminated in such a manner as to entitle him to severance payments, such payments shall be equal to the total salary due for the remainder of the term of the employment agreement and a prorated portion of any bonus payment he would have been entitled to receive in the year of termination. In the event Mr. McGivney's employment is terminated as a result of a "change in control" of the Bank, as defined in this agreement, or a change in control occurs within nine months of his voluntary termination or his termination for good reason, Mr. McGivney is to receive a severance payment equal to two and one-half times his current annual base salary, plus a pro-rated portion of any bonus that would have become payable under the agreement. In addition, the Bank has agreed to advance Mr. McGivney up to $15,000 in attorneys' fees in the event he is terminated and files an action to enforce the terms of his agreement. The advanced fees are to be deducted from any later recovery or reimbursed to the Bank in the event Mr. McGivney's action is unsuccessful.

         DAVID P. PAETZOLD'S employment agreement was effective on November 1, 1999, and is for a term of one year. Each day, Mr. Paetzold's employment agreement automatically renews for one additional day, unless such renewals are terminated by either party. Pursuant to the employment agreement, Mr. Paetzold is to serve as the Bank's Executive Vice President/Senior Loan Officer and shall receive a base salary of $100,000, which may be increased by the Board. Under the terms of the employment agreement, Mr. Paetzold may receive an annual bonus of up to 12% of his base salary, at the sole discretion of the Board. In the event Mr. Paetzold's employment agreement is terminated in such a way that he is to receive severance payments, the payments shall total six months' base salary, plus any bonus payment he would have been entitled to at the time of the termination.

         JUDITH GAFFNEY'S employment agreement was effective on October 18, 1999, and is for a term of one year. Each day, Ms. Gaffney's employment agreement automatically renews for one additional day, unless such renewals are terminated by either party. Pursuant to the employment agreement, Ms. Gaffney is to serve as the Bank's Senior Vice President/Retail Banking and shall receive a base salary of $85,000, which may be increased by the Board. Under the terms of the employment agreement, Ms. Gaffney may receive an annual bonus of up to 12% of her base salary, at the sole discretion of the Board. In the event Ms. Gaffney's employment agreement is terminated in such a way that she is to receive severance payments, the payments shall total six months' base salary, plus any bonus payment she would have been entitled to at the time of the termination. If Ms. Gaffney's employment agreement is terminated and she receives severance payments, she may not become employed by another financial institution in Pinellas County for a period of one year; in the event her employment is terminated and she does not receive severance payments, she may not become employed by another financial institution in Pinellas County for a period of six months. In either instance, Ms. Gaffney is also prohibited from soliciting any of Madison's customers for one year.

         HENRY O. SPEIGHT'S employment agreement was effective on April 26, 2000, and is for a term of one year. Each day, Mr. Speight's employment agreement automatically renews for one additional day, unless such renewals are terminated by either party. Pursuant to the employment agreement, Mr. Speight is to serve as the Bank's Executive Vice President/Chief Financial Officer and shall receive a base salary of $90,000, which may be increased by the Board. Under the terms of the employment agreement, Mr. Speight may receive an annual bonus of up to 12% of his base salary, at the sole discretion of the Board. In the event Mr. Speight's employment agreement is terminated in such a way that he is to receive severance payments, the payments shall total six months' base salary, plus any bonus payment he would have been entitled to at the time of the termination. If Mr. Speight's employment agreement is terminated and he receives severance payments, he may not become employed by another financial institution in Pinellas County for a period of one year; in the event his employment is terminated and he does not receive severance payments, he may not become employed by another financial institution in Pinellas County for a period of six months. In either instance, Mr. Speight is also prohibited from soliciting any of Madison's customers for one year.





                           [Intentionally left blank]

Stock Options

         The two stock option plans established by the Bank, the Director's Stock Option Plan and the Key Employee Stock Option Plan, will be transferred to Madison BancShares following the reorganization without material modification. The outstanding options in the plans are as follows:

                                                        PERCENT OF TOTAL
                                NUMBER OF SECURITIES      OPTIONS/SARS        EXERCISE OR
                                UNDERLYING OPTIONS/   GRANTED TO EMPLOYEES    BASE PRICE
          NAME                    SARS GRANTED(#)        IN FISCAL YEAR        ($/SHARE)       EXPIRATION DATE

Robert B. McGivney                     33,075                  57%               7.26       6,615 shares 07/01/08;
                                                                                            6,615 shares 07/01/09;
                                                                                            19,845 shares 07/01/10;

David P. Paetzold                      11,025                  33%               7.83       2,205 shares per year
                                                                                            10/04/05-09

Henry O. Speight                        8,820                  15%               7.03       1,764 shares per year
                                                                                            04/26/06-10

Judith F. Gaffney                       5,513                  16%               7.83       1,103 shares per year
                                                                                            10/01/05-09

Director Compensation

         Bank Directors receive $500 for each Board meeting attended and $250 for each committee meeting attended. No additional compensation will be received for service on Madison BancShares' Board.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Certain of the Bank's directors, officers and employees have banking relations with the Bank. Loans made to directors, executive officers and principal shareholders, defined as individuals owning 10% or more of the Bank's common stock, are governed under the provisions of Section 22(h) of the Federal Reserve Act, which requires that any loans made to those individuals must:

         - be on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with non-affiliated parties; and
         - not involve more than the normal risk of repayment or present other unfavorable features.

There is, however, an exception for loans made to employees who are Affiliates that are made pursuant to a benefit or compensation package that is widely available to all Bank employees and does not give a preference to Affiliates. There is also an aggregate limit of $25,000 or 5% of the amount of the Bank's unimpaired capital and unimpaired surplus on all loans to those individuals, unless the amount has been approved by the Board of Directors and the individual has abstained from participating in the voting.

         There is further exception for loans to executive officers of the Bank. Executive officers are those people who participate, or who have authority to participate, in major policymaking functions of the Bank, regardless of their title. In 2000, the Bank had five employees who would be considered executive officers. The Bank may lend any otherwise permissible sum of money to an executive officer for:

         -        financing the education of the officer's children;
         - a Board of Director's approved first mortgage on the officer's residence; or
         -        a loan secured by certain low-risk collateral.

The Bank may also lend up to the higher of $25,000 or 2.5% of the Bank's unimpaired capital and unimpaired surplus (but never more than $100,000) to an executive officer for any other purpose.

         During 2000, five members of the Bank's Board (or their related business interests) and one executive officer of the Bank, had loans or lines of credit with the Bank that, in the aggregate totaled more than $60,000. These loans and lines of credit were made on the same terms as extensions of credit are made to the Bank's unaffiliated customers. Their terms are summarized in the following table.


                                                                              BALANCE
                                            DATE           MATURITY            AS OF         INTEREST
                                             OF            DATE OF            MARCH 31,       RATE -
                NAME                        LOAN             LOAN               2001            %          TYPE(*)
-------------------------------------------------------------------------------------------------------------------
Melvin S. Cutler                          07/16/98         07/31/01                    0      8.000          LOC

Robert W. Byrd                            09/12/93          Demand               100,000     10.000          LOC
                                          01/13/00         01/13/02            1,297,222     10.000           CL
                                          05/12/98         06/12/01              221,443     10.500           CL
                                          05/13/99         05/13/02             Paid Off      7.625           CL
                                          01/22/98         02/01/13               87,471      7.500           ML
                                          08/12/98         08/12/02               37,476      8.875           IL

George M. Cantonis                        09/20/96         09/20/01              100,000      7.750          LOC
                                          01/05/98          Demand                     0      8.500          LOC
                                          10/26/98         10/26/03               73,389      8.000          ELOC

Wayne R. Coulter                          01/28/00         12/01/01              134,000      8.000          LOC

Paul J. Wikle                             05/01/97         05/01/01               34,627      8.500           IL
                                          10/12/98         10/12/01                    0      9.000           IL
                                          03/24/99         03/24/02                4,328      8.250           IL
                                          11/10/97         11/10/01              155,000      8.500           CL
                                          06/15/98         09/04/12              199,965      8.250           CL
                                          06/10/99         05/10/09              239,908      7.600           CL
                                          06/15/00         06/15/10              260,317      8.950           CL
                                          06/07/00         06/07/10              200,944      9.000           CL


------------------

(*) LOC means line of credit; CL means commercial loan; ML means residential mortgage; IL means installment loan; ELOC means equity line of credit.

ITEM 8.     DESCRIPTION OF SECURITIES.

         Madison BancShares' Articles of Incorporation authorize 5,000,000 shares of capital stock comprised of 4,000,000 shares of common stock, having a par value of $0.01 per share, and 1,000,000 shares of preferred stock, having a par value of $0.01 per share.

         Common Stock. The holders of Madison BancShares' common stock will have sole voting rights on all matters required to be voted and acted upon by the shareholders. Holders of Madison BancShares' common stock are entitled to receive dividends, if any, when and as declared by the Board of Directors out of funds legally available to pay dividends. Holders of Madison BancShares' common stock:

         -        do not have preemptive or other subscription rights;
         - are not subject to further calls or assessments by Madison BancShares; and,
         - upon liquidation are entitled to share ratably in the available assets of Madison BancShares after payment of the full amount to preferred shareholders.

         Following the reorganization, 1,420,696 shares of common stock will be outstanding.

         Preferred Stock. The Board of Directors has the authority to provide for the issuance of preferred stock in series and to determine the number of shares of each series and the designation, powers, preferences and rights of each series. Currently, the preferred stock receives no preferential treatment over common stock. There are no shares of preferred stock outstanding as of the date of this registration statement and Madison BancShares has no plans to issue preferred shares in the near future.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         As of December 31, 2000, the Bank had approximately 200 shareholders of record and 1,420,696 shares of common stock outstanding. The Bank stock trades on the Over-the Counter Bulletin Board under the symbol "MBPH". The brokerage firms of Advest, Inc., E.E. Powell & Company, Inc., Carl P. Sherr, and Robert W. Baird facilitate the trade of the Bank's common stock in the over-the-counter market. The Bank anticipates that following the reorganization, it will cease trading and Madison BancShares will be quoted on the Bulletin Board under a new symbol.

ITEM 2.     LEGAL PROCEEDINGS.

         There are no pending legal proceedings to which the Bank or Madison BancShares is a party or to which any of their properties are subject.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Neither Madison BancShares nor the Bank has had any disagreements with its accountants.

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES.

         As a newly formed corporation, Madison BancShares has had no unregistered sales of its securities. Madison BancShares will acquire all of the outstanding securities of the Bank upon receiving regulatory approval. Shares issued by Madison BancShares in the reorganization of Madison Bank will be issued in reliance upon the exemption from registration found in Section 3a(12) of the Securities Act of 1933. Madison BancShares will adopt the stock option plans of Madison Bank. Options for 57,330 common shares are outstanding in the Director's Stock Option Plan and options for 113,723 common shares are outstanding in the Key Employee Stock Option Plan. The shares to be issued under these options will be issued by Madison BancShares in reliance upon Section
4(2) of the Securities Act of 1933.


         The Bank sold 473,584 common shares for $9.25 per share, in a offering which ended in January 1999. The offering was sold on a best efforts basis by Kendrick Pierce, a division of Shay Financial Services, Inc., on behalf of Madison Bank. These shares were sold in reliance upon an exemption from registration under Section 3a(2) of the Securities Act of 1933. Existing shareholders of Madison Bank had preemptive rights to purchase the shares in the offering.

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As provided under Florida law, Madison BancShares' Directors shall not be personally liable to Madison BancShares or its shareholders for monetary damages for breach of the duty of care or any other duty owed to it/them as a director, unless the breach of or failure to perform those duties constitutes:

         - a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;
         - a transaction from which the director received an improper personal benefit;
         -        an unlawful corporate distribution; or
         - an act or omission which involves a conscious disregard for the best interests of the corporation or which involves willful misconduct; or
         -        an act of recklessness; or
         - an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

         Article XI of Madison BancShares' Articles of Incorporation provides that it shall indemnify its directors, officers, employees, and agents to the fullest extent permitted by Florida law.


                                    PART F/S.

         Madison BancShares is a newly incorporated entity and as such has no financial information other than those costs associated with its formation, the filing of its holding company application and this registration statement which are estimated to be $50,000. The audited financial statements of Madison BancShares' predecessor entity, Madison Bank, for the years ended December 31, 2000, and 1999, and the unaudited, condensed financial statements for the three months ended March 31, 2001 follow.

                          INDEX TO FINANCIAL STATEMENTS

                                  MADISON BANK

                                                                                                   PAGE
                                                                                                   ----
FINANCIAL STATEMENTS

Independent Auditors' Report ...................................................................       F-2

Balance Sheets at December 31, 2000 and 1999 ...................................................       F-3

Statements of Earnings for the Years Ended December 31, 2000 and 1999 ..........................       F-4

Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2000 and 1999....       F-5

Statements of Cash Flows for the Years Ended December 31, 2000 and 1999 ........................       F-6

Notes to Financial Statements for the Years Ended December 31, 2000 and 1999 ...................  F-7-F-23

Condensed Balance Sheet-
   March 31, 2001 (unaudited) ..................................................................      F-24

Condensed Statements of Earnings -
   Three Months ended March 31, 2001 and 2000 (unaudited) ......................................      F-25

Condensed Statement of Changes in Stockholders' Equity -
   Three months ended March 31, 2001 (unaudited) ...............................................      F-26

Condensed Statements of Cash Flows -
   Three Months Ended March 31, 2001 and 2000 (unaudited) ......................................      F-27

Notes to Condensed Financial Statements (unaudited) ............................................ F-28-F-29





All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements and related notes.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Madison Bank
Palm Harbor, Florida:

         We have audited the accompanying balance sheets of Madison Bank (the "Bank") at December 31, 2000 and 1999 and the related statements of earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ HACKER, JOHNSON & SMITH PA
-------------------------------
HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 7, 2001

                                  MADISON BANK

                                 BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  AT DECEMBER 31,
                                                                               ---------------------
                                                                                 2000        1999
                                                                               ---------    --------
     ASSETS

Cash and due from banks ...................................................... $   2,282       2,728
Interest-bearing deposits with banks .........................................        87          38
Federal funds sold ...........................................................       303         600
                                                                               ---------    --------
    Cash and cash equivalents ................................................     2,672       3,366

Securities available for sale ................................................    14,480      15,461
Securities held to maturity (market value of $9,261 in 2000 and
    $13,748 in 1999) .........................................................    10,525      15,158
Loans, net of allowance for loan losses of $966 in 2000
    and $802 in 1999 .........................................................   114,113      93,160
Accrued interest receivable ..................................................       851         644
Premises and equipment, net ..................................................     3,032       2,517
Federal Home Loan Bank of Atlanta stock, at cost .............................       483         477
Deferred tax asset ...........................................................       122          --
Other assets .................................................................       823         972
                                                                               ---------    --------
 .............................................................................. $ 147,101     131,755
                                                                               =========    ========

    LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Noninterest-bearing demand deposits ......................................     9,605       8,272
    Savings, NOW and money-market deposits ...................................    45,219      39,964
    Time deposits ............................................................    79,051      64,467
                                                                               ---------    --------
       Total deposits ........................................................   133,875     112,703

    Federal Home Loan Bank advances ..........................................       250       8,300
    Deferred income taxes ....................................................        --          39
    Official checks ..........................................................     1,205         191
    Accrued expenses and other liabilities ...................................       832         453
                                                                               ---------    --------
       Total liabilities .....................................................   136,162     121,686
                                                                               ---------    --------

Commitments and contingencies (Notes 5 and 14)

Stockholders' equity:
    Noncumulative perpetual convertible preferred stock,
       $1 par value, authorized 2,000,000 shares; none issued or
       outstanding ...........................................................        --          --
    Common stock, $1.10 par value, Authorized 3,000,000 shares;
       issued and outstanding 1,420,696 and 1,278,099 in 2000 and 1999 .......     1,563       1,406
    Additional paid-in capital ...............................................    10,483       9,607
    Accumulated deficit ......................................................      (770)       (655)
    Accumulated other comprehensive income (loss) ............................      (337)       (289)
                                                                               ---------    --------
       Total stockholders' equity ............................................    10,939      10,069
                                                                               ---------    --------
 .............................................................................. $ 147,101     131,755
                                                                               =========    ========





See Accompanying Notes to Financial Statements.

                                  MADISON BANK

                             STATEMENTS OF EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED
                                                                  DECEMBER 31,
                                                                ---------------
                                                                 2000    1999
                                                                -------   -----
Interest income:
     Loans .................................................... $ 9,333   7,525
     Securities available for sale ............................     983   1,039
     Securities held to maturity ..............................     568     603
     Other interest-earning assets ............................     112     251
                                                                -------   -----
          Total interest income ...............................  10,996   9,418
                                                                -------   -----

Interest expense:
     Deposits .................................................   5,499   4,561
     Borrowed funds ...........................................     231     149
                                                                -------   -----
          Total interest expense ..............................   5,730   4,710
                                                                -------   -----
          Net interest income .................................   5,266   4,708

Provision for loan losses .....................................     369     109
                                                                -------   -----
          Net interest income after provision for loan losses..   4,897   4,599
                                                                -------   -----
Noninterest income:
     Service charges on deposit accounts ......................     426     308
     Loan servicing fees ......................................      10      20
     Other ....................................................     212     132
                                                                -------   -----
          Total noninterest income ............................     648     460
                                                                -------   -----
Noninterest expenses:
     Employee compensation and benefits .......................   2,261   1,902
     Occupancy and equipment ..................................     562     431
     Data processing expense ..................................     225     256
     Professional fees ........................................     105      19
     Federal deposit insurance premium ........................      24      70
     Other expense ............................................     851     854
                                                                -------   -----
          Total noninterest expenses ..........................   4,028   3,532
                                                                -------   -----
          Earnings before income taxes ........................   1,517   1,527

Income taxes ..................................................     565     580
                                                                -------   -----
          Net earnings ........................................ $   952     947
                                                                =======   =====
Earnings per share:

     Basic earnings per share ................................. $   .67     .67
                                                                =======   =====
     Diluted earnings per share ............................... $   .66     .66
                                                                =======   =====









See Accompanying Notes to Financial Statements.

                                  MADISON BANK

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                           ACCUMULATED
                                                                                              OTHER
                                                                                              COMPRE-
                                                                  ADDITIONAL                  HENSIVE
                                                       COMMON       PAID-IN    ACCUMULATED    INCOME
                                                       STOCK        CAPITAL      DEFICIT      (LOSS)        TOTAL
                                                       ------       ------      ----------     ----        -------
Balance at December 31, 1998 ...................       $1,333        9,150       (1,538)       (176)         8,769
                                                                                                           -------
Comprehensive income:
     Net earnings ..............................           --           --          947          --            947

     Net change in unrealized loss on securities
         available for sale ....................           --           --           --        (113)          (113)
                                                                                                           -------
Comprehensive income ...........................                                                               834
                                                                                                           -------
Sale of common stock (66,050 shares) ...........           73          457           --          --            530

Cash dividends .................................           --           --          (64)         --            (64)
                                                       ------       ------       ------        ----        -------
Balance at December 31, 1999 ...................        1,406        9,607         (655)       (289)        10,069
                                                                                                           -------
Comprehensive income:
     Net earnings ..............................           --           --          952          --            952

     Net change in unrealized loss on securities
         available for sale ....................           --           --           --         (48)           (48)
                                                                                                           -------
Comprehensive income ...........................                                                               904
                                                                                                           -------
Exercise of common stock options
     (11,130 shares) ...........................           12           31           --          --             43

Stock dividends (131,467 shares) ...............          145          845         (990)         --             --

Cash dividends .................................           --           --          (77)         --            (77)
                                                       ------       ------       ------        ----        -------
Balance at December 31, 2000 ...................       $1,563       10,483         (770)       (337)        10,939
                                                       ======       ======       ======        ====        =======










See Accompanying Notes to Financial Statements.

                                  MADISON BANK

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                            YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                           ------------
                                                                                         2000       1999
                                                                                       --------    -------
Cash flows from operating activities:
   Net earnings ...................................................................... $    952        947
   Adjustments to reconcile net earnings to net cash provided by (used in)
     operating activities:
      Provision for loan losses ......................................................      369        109
      Depreciation and amortization ..................................................      285        186
      Amortization of discounts and premiums on securities and deferred
         loans fees, net .............................................................       71        (53)
      Increase in accrued interest receivable ........................................     (207)       (18)
      Decrease (increase) in other assets ............................................      149       (856)
      Increase (decrease) in official checks, accrued expenses and other liabilities..    1,393     (2,857)
      Credit for deferred income taxes ...............................................     (131)       (77)
      Loss on sale of foreclosed real estate .........................................       --          1
      Gain on sale of loans ..........................................................      (17)       (25)
                                                                                       --------    -------
         Net cash provided by (used in) operating activities .........................    2,864     (2,643)
                                                                                       --------    -------
Cash flows used in investing activities:
   Proceeds from sale of foreclosed real estate ......................................       75          2
   Net increase in loans .............................................................  (24,086)   (16,599)
   Securities held to maturity principle repayments ..................................    4,702        922
   Purchase of securities held to maturity ...........................................       --       (200)
   Securities available for sale principal repayments ................................      897      3,334
   Purchase of premises and equipment, net ...........................................     (800)    (1,467)
   (Purchase) redemption of Federal Home Loan Bank stock .............................       (6)       116
   Proceeds from sale of loans .......................................................    2,572      2,864
                                                                                       --------    -------
         Net cash used in investing activities .......................................  (16,646)   (11,028)
                                                                                       --------    -------
Cash flows from financing activities:
   Net increase (decrease) in deposits ...............................................   21,172     (6,237)
   Net (decrease) increase in Federal Home Loan Bank advances ........................   (8,050)     8,300
   Net proceeds from issuance of common stock ........................................       43        530
   Cash dividends paid ...............................................................      (77)       (64)
                                                                                       --------    -------
         Net cash provided by financing activities ...................................   13,088      2,529
                                                                                       --------    -------
         Net decrease in cash and cash equivalents ...................................     (694)   (11,142)

Cash and cash equivalents at beginning of year .......................................    3,366     14,508
                                                                                       --------    -------
Cash and cash equivalents at end of year ............................................. $  2,672      3,366
                                                                                       ========    =======
Supplemental disclosures of cash flow information:
   Interest paid ..................................................................... $  5,540      4,573
                                                                                       ========    =======
   Income taxes paid ................................................................. $    686        730
                                                                                       ========    =======
Noncash transactions:
   Loans reclassified to foreclosed real estate ...................................... $    225         25
                                                                                       ========    =======
   Foreclosed real estate transferred to loans in connection with
      sale of foreclosed real estate ................................................. $    150         22
                                                                                       ========    =======
   Accumulated other comprehensive income (loss), change in
      unrealized loss on securities available for sale ............................... $    (48)      (113)
                                                                                       ========    =======
   Stock dividends ................................................................... $    990         --
                                                                                       ========    =======




See Accompanying Notes to Financial Statements.

                                  MADISON BANK

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL. Madison Bank (the "Bank") is a state-chartered commercial bank incorporated under the laws of the State of Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation. The Bank currently provides a variety of banking services to small and middle-market businesses and individuals through its three banking offices located in Pinellas County, Florida and one banking office in Pasco County, Florida.

          The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices:

     USE OF ESTIMATES. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

     CASH AND CASH EQUIVALENTS. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks and federal funds sold.

     SECURITIES. The Bank may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. The Bank does not maintain a trading portfolio. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

     LOANS. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

          Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

          The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered improbable.

                                                                     (continued)

                                  MADISON BANK

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     LOANS, CONTINUED. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when future payments are reasonably assured.

     ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

          The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

          A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

          Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

     PREMISES AND EQUIPMENT. Bank premises, furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method.

     FORECLOSED REAL ESTATE. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in the statement of earnings.

     ADVERTISING.  The Bank expenses all media advertising as incurred.

                                                                     (continued)

                                  MADISON BANK

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     TRANSFER OF FINANCIAL ASSETS. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

     INCOME TAXES. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

     STOCK COMPENSATION PLANS. Statement of Financial Accounting Standards
          (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Bank has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net earnings and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. (See Note 11).

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

     FAIR VALUES OF FINANCIAL INSTRUMENTS. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank. The following methods and assumptions were used by the Bank in estimating fair values of financial instruments:

                                                                     (continued)

                                  MADISON BANK

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED.

          CASH AND CASH EQUIVALENTS. The carrying amounts of cash and cash equivalents approximates their fair value.

          SECURITIES. Fair values for securities held to maturity and available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value.

          LOANS. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate residential mortgage loans and fixed-rate commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

          ACCRUED INTEREST.  The carrying amount approximates fair value.

          DEPOSIT LIABILITIES. The fair values disclosed for demand, savings and NOW deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

          FEDERAL HOME LOAN BANK ADVANCES. Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on borrowings with similar terms and maturities.

          OFF-BALANCE-SHEET INSTRUMENTS. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     EARNINGS PER SHARE. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. All per share amounts reflect the 5% stock dividends declared on May 15 and December 20, 2000.

                                                                     (continued)

                                  MADISON BANK

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     FUTURE ACCOUNTING REQUIREMENTS. Financial Accounting Standards 133 -
          Accounting for Derivative Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Bank will be required to adopt this Statement January 1, 2001. Management does not anticipate that this Statement will have a material impact on the Bank.

     RECLASSIFICATION. Certain amounts in the 1999 financial statements have been reclassified to conform with the 2000 presentation.

(2) DEBT SECURITIES

     Debt securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values were as follows (in thousands):

                                                                                 GROSS       GROSS
                                                                    AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                                                      COST       GAINS       LOSSES       VALUE
                                                                     -------     ------      -------      ------
          SECURITIES AVAILABLE FOR SALE:
            AT DECEMBER 31, 2000 -
              Mortgage-backed securities and related instruments...  $15,024         22         (566)     14,480
                                                                     =======     ======      =======      ======
            AT DECEMBER 31, 1999 -
              Mortgage-backed securities and related instruments...  $15,927         49         (515)     15,461
                                                                     =======     ======      =======      ======
          SECURITIES HELD TO MATURITY:
            AT DECEMBER 31, 2000:
              U.S. Government agency securities ...................    8,982         --       (1,456)      7,526
              Other securities ....................................    1,390        186           --       1,576
              Mortgage-backed securities and related instruments...      153          6           --         159
                                                                     -------     ------      -------      ------
                                                                     $10,525        192       (1,456)      9,261
                                                                     =======     ======      =======      ======
            AT DECEMBER 31, 1999:
              U.S. Government agency securities ...................   12,979         --       (1,413)     11,566
              Other securities ....................................    1,323         --           --       1,323
              Mortgage-backed securities and related instruments...      856          3           --         859
                                                                     -------     ------      -------      ------
                                                                     $15,158          3       (1,413)     13,748
                                                                     =======     ======      =======      ======


                                                                     (continued)

                                  MADISON BANK

(2)  DEBT SECURITIES, CONTINUED

     There were no sales of securities available for sale during the years ended
          December 31, 2000 or 1999.

     The scheduled maturities of securities held to maturity and securities available for sale at December 31, 2000 were as follows (in thousands):

                                         AVAILABLE-FOR-SALE     HELD-TO-MATURITY
                                        -------------------    -----------------
                                        AMORTIZED     FAIR     AMORTIZED   FAIR
                                          COST        VALUE      COST      VALUE
                                         -------     ------     ------     -----
          Due from one to five years...  $ 3,695      3,562      5,096     4,634
          Due from five to ten years...    4,265      4,112      5,429     4,627
          Due after ten years .........    7,064      6,806         --        --
                                         -------     ------     ------     -----
                                         $15,024     14,480     10,525     9,261
                                         =======     ======     ======     =====

     For purposes of the maturity table, mortgage-backed securities and related instruments, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. These securities may prepay earlier than their weighted-average contractual maturities because of principal prepayments.

(3)  LOANS, NET

     The components of loans were as follows (in thousands):

                                                       AT DECEMBER 31,
                                                   ----------------------
                                                      2000         1999
                                                   ---------      -------
          Commercial .........................     $  89,257       65,362
          Residential real estate ............        24,006       27,092
          Residential real estate construction            45          392
          Consumer, second mortgage and equity
             lines of credit .................         2,054        1,265
                                                   ---------      -------
             Subtotal ........................       115,362       94,111

          Net deferred loan fees .............          (283)        (149)
          Allowance for loan losses ..........          (966)        (802)
                                                   ---------      -------
             Loans, net ......................     $ 114,113       93,160
                                                   =========      =======

                                                                     (continued)

                                  MADISON BANK

(3) LOANS, NET, CONTINUED

     An analysis of the change in the allowance for loan losses is as follows
          (in thousands):

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                        -------------------
                                                                          2000        1999
                                                                        -------      ------
          Balance at beginning of year ............................     $   802         798
          Provision charged to operations .........................         369         109
          Charge-offs .............................................        (212)       (132)
          Recoveries ..............................................           7          27
                                                                        -------      ------

             Balance at end of year ...............................     $   966         802
                                                                        =======      ======

     There were no impaired loans at December 31, 2000. The following summarizes the amount of impaired loans at December 31, 1999, a majority of which were collateral dependent (in thousands):

                                                                       AMOUNT
                                                                       ------
          Loans identified as impaired:
             Gross loans with no related allowance for losses ......... $  --
             Gross loans with related allowance for losses recorded....   200
             Less:  Allowances on these loans .........................   (83)
                                                                        -----
          Net investment in impaired loans ............................ $ 117
                                                                        =====

     The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                        -------------------
                                                                          2000        1999
                                                                        -------      ------
          Average investment in impaired loans ....................     $    69         161
                                                                        =======      ======
          Interest income recognized on impaired loans ............     $     1          12
                                                                        =======      ======
          Interest income received on impaired loans ..............     $     1          12
                                                                        =======      ======

(4)  LOAN SERVICING

     Mortgage loans serviced for other are not included in the accompanying balance sheets. The unpaid principal balances of these loans are summarized as follows (in thousands):

                                                                          AT DECEMBER 31,
                                                                        -------------------
                                                                          2000        1999
                                                                        -------      ------
          Mortgage loan portfolios serviced for:
             FHLMC ................................................     $ 1,933       2,429
             FNMA .................................................         924       1,155
             Other investors ......................................       4,956       4,420
                                                                        -------      ------
                                                                        $ 7,813       8,004
                                                                        =======      ======

                                                                     (continued)

                                  MADISON BANK

(4)  LOAN SERVICING, CONTINUED

     Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $13,000 and $17,000 at December 31, 2000 and 1999, respectively.

(5)  PREMISES AND EQUIPMENT, NET

     Components of premises and equipment were as follows (in thousands):

                                                                          AT DECEMBER 31,
                                                                        -------------------
                                                                          2000        1999
                                                                        -------      ------
          Land ....................................................     $   744         744
          Buildings ...............................................       1,516       1,097
          Leasehold improvements ..................................         154         238
          Furniture and equipment .................................       1,877       1,593
                                                                        -------      ------

             Total, at cost .......................................       4,291       3,672

          Less accumulated depreciation and amortization ..........      (1,259)     (1,155)
                                                                        -------      ------

             Premises and equipment, net ..........................     $ 3,032       2,517
                                                                        =======      ======

     The Bank is obligated under various operating lease agreements for office facilities. The operating lease agreements contain escalation clauses and increases in proportionate operating costs of the facilities and provide for annual adjustments to the previous year's rental. Rent expense for the years ended December 31, 2000 and 1999 was $123,430 and $117,614, respectively. In 1999, the Bank began leasing office space to third parties. Rental income under operating leases was $43,213 and $31,024 during the years ended December 31, 2000 and 1999, respectively. The future minimum lease payments and estimated future rentals at December 31, 2000 on these leases are approximately as follows (in thousands):

                                                                       OPERATING   OPERATING
                                                                         LEASE       LEASE
                                                                        EXPENSE      INCOME
                                                                       --------     -------
          YEAR ENDING DECEMBER 31:
                2001 ..............................................    $123,303      69,360
                2002 ..............................................     119,016      45,809
                2003 ..............................................      92,134      48,744
                2004 ..............................................      89,421      48,744
                2005 ..............................................      59,574      48,744
                Thereafter ........................................     208,507     239,658
                                                                       --------     -------
                                                                       $691,955     501,059
                                                                       ========     =======

                                                                     (continued)

                                  MADISON BANK

(6)  DEPOSITS

     The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $14.5 million and $13.0 million at December 31, 2000 and 1999, respectively.

     The scheduled maturities of certificates of deposit at December 31, 2000 is as follows (in thousands):

             YEAR ENDING DECEMBER 31,                                 AMOUNT
             ------------------------                                --------
                   2001.........................................     $ 58,403
                   2002-2003....................................       14,879
                   2004-2005....................................        3,735
                   Thereafter...................................        2,034
                                                                     --------
                                                                     $ 79,051
                                                                     ========

(7)  BENEFIT AGREEMENT

     In December, 1999, the Bank entered into a Salary Continuation Agreement
          (the "Agreement") with the President and Chief Executive Officer which requires the Bank to provide salary continuation benefits to him upon retirement. The Agreement requires the Bank to pay monthly benefits, as calculated in the Agreement, for twenty years following his normal retirement age. The Agreement also provides for salary continuation in the event of a change in control of the Bank and for early voluntary termination by the officer, based on a sixteen-year vesting schedule. The Bank is accruing the present value of the future benefits over the term of the Agreement. The Bank has purchased a life insurance policy on the president which although not formally linked, has future cash value that exceeds the estimated future benefit. The Bank expensed $14,356, net of the increase in the cash surrender value of the life insurance policy, under this Agreement in 2000.

(8)  FEDERAL HOME LOAN BANK ADVANCES

     The Bank has a line of credit with the Federal Home Loan Bank with a maximum limit of approximately $21.8 million. At December 31, 2000 and 1999, the Bank had drawn down $250,000 and $8,300,000, respectively at a variable rate of 6.35% and 4.55%, respectively. The Bank has pledged residential first mortgage loans as collateral for this borrowing.

                                                                     (continued)

                                  MADISON BANK

(9) INCOME TAXES

     Allocation of Federal and state income taxes between current and deferred portions is as follows (in thousands):

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                        -------------------
                                                                          2000        1999
                                                                        -------      ------
          Current:
                  Federal .........................................     $   595         571
                  State ...........................................         101          86
                                                                        -------      ------
                                                                            696         657
                                                                        -------      ------
          Deferred:
                  Federal .........................................        (112)        (66)
                  State ...........................................         (19)        (11)
                                                                        -------      ------
                                                                           (131)        (77)
                                                                        -------      ------
                     Total ........................................     $   565         580
                                                                        =======      ======

     The Bank's effective income tax rate differs from the statutory Federal income tax rate for the following reasons ($ in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                         2000             1999
                                                    ---------------   --------------
                                                    AMOUNT      %     AMOUNT     %
                                                    ------    -----   ------   -----
          Tax at Federal statutory income tax rate.. $ 516     34.0%   $519    34.0%
          Increase (decrease) resulting from:
             State income tax, net of Federal
                 income tax benefit ................    54      3.5      50     3.3
             Other, net ............................    (5)     (.3)     11      .7
                                                     -----    -----    ----   -----
                 Total ............................. $ 565     37.2%   $580    38.0%
                                                     =====    =====    ====   =====

                                                                     (continued)

                                  MADISON BANK

(9)  INCOME TAXES, CONTINUED

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                                AT DECEMBER 31,
                                                                ---------------
                                                                 2000      1999
                                                                -----      ----
           Deferred tax assets:
               Net unrealized loss on securities available
                   for sale ...............................     $ 207       177
               Allowance for loan losses ..................       249       110
               Salary continuation plan ...................        17        --
               Other ......................................        --         4
                                                                -----      ----
                      Total deferred tax assets ...........       473       291
                                                                -----      ----
           Deferred tax liabilities:
               Deferred loan fees .........................      (138)     (168)
               Accumulated depreciation ...................      (181)     (131)
               Federal Home Loan Bank of Atlanta stock ....       (29)      (29)
               Other ......................................        (3)       (2)
                                                                -----      ----
                      Total deferred tax liabilities ......      (351)     (330)
                                                                -----      ----
                      Net deferred tax asset (liability) ..     $ 122       (39)
                                                                =====      ====

(10) PROFIT SHARING PLAN

     The Bank sponsors a profit sharing plan established in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The profit sharing plan is available to all employees electing to participate after meeting certain length-of-service requirements. The Bank's contributions to the profit sharing plan are discretionary and are determined annually prior to the end of the calendar year. Expense relating to the Bank's contributions to the profit sharing plan included in the accompanying financial statements was $60,000 for each of the years ended December 31, 2000 and 1999, respectively.

                                                                     (continued)

                                  MADISON BANK

(11) STOCK OPTIONS

     The Bank has stock option plans for certain officers and directors of the Bank. The options vest over a five year period from date of grant and are then exercisable for up to an eight year period. All per share amounts reflect the 5% stock dividends declared on May 15 and December 20, 2000. A summary of stock option transactions follows ($ in thousands, except per share amounts):

                                                                                              WEIGHTED
                                                                 NUMBER      RANGE OF         AVERAGE       AGGREGATE
                                                                   OF        PER SHARE       PER SHARE       OPTION
                                                                 SHARES     OPTION PRICE       PRICE          PRICE
                                                                 ------     ------------       -----          -----
           Options outstanding at December 31, 1998...........   110,250    $  3.03-7.08        5.19            572
           Options granted....................................    27,563       7.48-8.73        8.05            222
           Options expired....................................    (8,269)           3.63        3.63            (30)
                                                                --------                                     ------

           Options outstanding at December 31, 1999...........   129,544       3.03-8.73        5.90            764
           Options granted....................................    58,170       7.03-7.32        7.22            420
           Options exercised..................................   (11,130)      3.18-4.46        3.86            (43)
           Options expired....................................   (13,676)      4.24-8.73        7.02            (96)
                                                                 -------                                     ------
           Options outstanding at December 31, 2000...........   162,908     $ 3.03-8.73        6.41          1,045
                                                                 =======     ===========        ====         ======

     The weighted-average remaining contractual life of options outstanding at December 31, 2000 and 1999 was 5.9 years and 4.9 years, respectively.

     These options are exercisable as follows:

                                                  NUMBER OF     WEIGHTED-AVERAGE
                   YEAR ENDING DECEMBER 31,        SHARES        EXERCISE PRICE
                   ------------------------        ------        --------------
                      Currently exercisable.....     56,228         $ 5.31
                      2001......................     32,582           6.64
                      2002......................     32,582           6.64
                      2003......................     18,249           7.57
                      2004......................     18,249           7.50
                      2005......................      5,018           7.16
                                                    -------
                                                    162,908         $ 6.41
                                                    =======         ======


                                                                     (continued)

                                  MADISON BANK

(11) STOCK OPTIONS, CONTINUED

     FASB Statement 123 requires proforma information regarding net earnings and earnings per share. This proforma information has been determined as if the Bank had accounted for its stock options under the fair value method of that statement. All per share amounts reflect the 5% stock dividends declared on May 15 and December 20, 2000 (in thousands, except per share amounts):

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                        -------------------
                                                                          2000        1999
                                                                        -------      ------
          Weighted-average grant-date fair value of options
              issued during the year ..............................     $  1.82        2.47
                                                                        =======      ======
          Proforma net earnings ...................................     $   887         906
                                                                        =======      ======
          Proforma basic earnings per share .......................     $   .63         .64
                                                                        =======      ======
          Proforma diluted earnings per share .....................     $   .62         .63
                                                                        =======      ======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                        -------------------
                                                                          2000        1999
                                                                        -------      ------
          Risk-free interest rate .................................       5.5%         6.0%
          Dividend yield ..........................................       2.0%         2.0%
          Volatility ..............................................      12.0%        17.1%
          Expected life in years ..................................        10           10

(12) REGULATORY MATTERS

     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

     The Bank is also subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitive measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

                                                                     (continued)

                                  MADISON BANK

(12) REGULATORY MATTERS, CONTINUED

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2000, the most recent notification from the state regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percentages are also presented in the table ($ in thousands).

                                                                                                     TO BE WELL
                                                                                                  CAPITALIZED UNDER
                                                                         FOR CAPITAL              PROMPT CORRECTIVE
                                                    ACTUAL            ADEQUACY PURPOSES:          ACTION PROVISIONS:
                                            --------------------     -------------------        ---------------------
                                             AMOUNT         %         AMOUNT         %            AMOUNT          %
                                            --------       -----     -------        ----        --------        -----
     AS OF DECEMBER 31, 2000:
         Total capital (to Risk-
         Weighted Assets).................  $ 12,242       10.57%    $ 9,269        8.00%       $ 11,586        10.00%
         Tier I Capital (to Risk-
         Weighted Assets).................    11,276        9.73       4,634        4.00           6,951         6.00
         Tier I Capital
         (to Average Assets)..............    11,276        7.66       5,885        4.00           7,357         5.00

     AS OF DECEMBER 31, 1999:
         Total capital (to Risk-
         Weighted Assets).................    11,160       12.00       7,441        8.00           9,301        10.00
         Tier I Capital (to Risk-
         Weighted Assets).................    10,358       11.14       3,720        4.00           5,581         6.00
         Tier I Capital
         (to Average Assets)..............    10,358        7.82       5,299        4.00           6,623         5.00

(13) CREDIT RISK

     Most of the Bank's business activity is with customers located within the Pinellas, Pasco and Hillsborough County, Florida area. Therefore, the Bank's exposure to credit risk is significantly affected by changes in the economy in the Pinellas, Pasco and Hillsborough County area. Other than a loan concentration in the hospitality industry of approximately $16.8 million at December 31, 2000, the loan portfolio is diversified among individuals and types of industries. Loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The distribution of commitments to extend credit and standby letters of credit approximates the distribution of loans outstanding. The contractual amounts of credit related financial instruments such as commitments to extend credit and standby letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

                                                                     (continued)

                                  MADISON BANK

(14) FINANCIAL INSTRUMENTS

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

     The estimated fair values of the Bank's financial instruments were as follows (in thousands):

                                                      AT DECEMBER 31, 2000    AT DECEMBER 31, 1999
                                                      --------------------    --------------------
                                                      CARRYING       FAIR      CARRYING     FAIR
                                                       AMOUNT       VALUE       AMOUNT      VALUE
                                                      --------     -------     -------     -------
          Financial assets:
             Cash and cash equivalents ..........     $  2,672       2,672       3,366       3,366
                                                      ========     =======     =======     =======
             Securities available for sale ......     $ 14,480      14,480      15,461      15,461
                                                      ========     =======     =======     =======
             Securities held to maturity ........     $ 10,525       9,261      15,158      13,748
                                                      ========     =======     =======     =======
             Loans, net .........................     $114,113     114,545      93,160      92,158
                                                      ========     =======     =======     =======
             Accrued interest ...................     $    851         851         644         644
                                                      ========     =======     =======     =======
             Federal Home Loan Bank stock .......     $    483         483         477         477
                                                      ========     =======     =======     =======
          Financial liabilities:
             Deposits ...........................     $133,875     135,105     112,703     114,119
                                                      ========     =======     =======     =======
             Federal Home Loan Bank advances ....     $    250         250       8,300       8,300
                                                      ========     =======     =======     =======

                                                                     (continued)

                                  MADISON BANK

(14) FINANCIAL INSTRUMENTS, CONTINUED

     A summary of the notional amounts, which approximates fair value, of the Bank's financial instruments with off-balance-sheet risk at December 31, 2000 is as follows (in thousands):

         Commitments to extend credit.............................    $  1,631
                                                                      ========
         Unused lines of credit...................................    $ 13,070
                                                                      ========
         Standby letters of credit................................    $    606
                                                                      ========

(15) RELATED PARTIES

     All loans from the Bank involving directors and officers were made in the ordinary course of business. Such loans were made on substantially the same terms, including interest rate and collateral, if any, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than normal risk of collectibility or present other unfavorable features. The activity of loans outstanding to directors and officers are as follows (in thousands):

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                        -------------------
                                                                          2000        1999
                                                                        -------      ------
          Loans outstanding, beginning of year ....................     $ 1,544       2,443
          Loans granted during the year ...........................       2,332         480
          Loan repayments and net change in lines of credit .......        (495)     (1,379)
                                                                        -------      ------
          Loans outstanding, end of year ..........................     $ 3,381       1,544
                                                                        =======      ======

     In addition, deposits from such related parties were approximately
          $782,000 and $1,025,000 at December 31, 2000 and 1999, respectively.

                                                                     (continued)

                                  MADISON BANK

(16) EARNINGS PER SHARE

     Earnings per share ("EPS") of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. For 2000 and 1999, outstanding stock options are considered dilutive securities for purposes of calculating diluted EPS which is computed using the treasury stock method. All per share amounts reflect the 5% stock dividends declared on May 15 and December 20, 2000. The following tables present the calculations of EPS (dollars in thousands, except per share amounts).

                                                                        FOR THE YEAR ENDED DECEMBER 31, 2000
                                                                        ------------------------------------
                                                                                      WEIGHTED-       PER
                                                                                       AVERAGE       SHARE
                                                                       EARNINGS        SHARES        AMOUNT
                                                                       --------      ----------      ------
        Basic EPS:
           Net earnings available to common stockholders.............    $ 952        1,412,347      $ .67
                                                                                                     =====
        Effect of dilutive securities-
           Incremental shares from assumed conversion of options.....      --            25,352
                                                                         -----        ---------
        Diluted EPS:
           Net earnings available to common stockholders
               and assumed conversions...............................    $ 952        1,437,699      $ .66
                                                                         =====        =========      =====


                                                                        FOR THE YEAR ENDED DECEMBER 31, 1999
                                                                        ------------------------------------
                                                                                      WEIGHTED-       PER
                                                                                       AVERAGE       SHARE
                                                                       EARNINGS        SHARES        AMOUNT
                                                                       --------      ----------      ------
        Basic EPS:
           Net earnings available to common stockholders.............    $ 947        1,405,114      $ .67
                                                                                                     =====
        Effect of dilutive securities-
           Incremental shares from assumed conversion of options.....      --            29,841
                                                                         -----        ---------
        Diluted EPS:
           Net earnings available to common stockholders
               and assumed conversions...............................    $ 947        1,434,955       $ .66
                                                                         =====        =========       =====

     Earnings per share for 2000 would have been $.74 and $.73 per basic and diluted share before consideration of the stock dividends issued in 2000 compared to $.74 and $.73 per basic and diluted share reported in 1999.

                                  MADISON BANK

                             CONDENSED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    MARCH 31,
                                                                                      2001
                                                                                   ---------
                                                                                  (UNAUDITED)
            ASSETS

Cash and due from banks ........................................................   $   2,021
Interest-bearing deposits with banks ...........................................         137
Federal funds sold .............................................................      15,863
                                                                                   ---------
         Cash and cash equivalents .............................................      18,021

Securities available for sale ..................................................      12,118
Securities held to maturity ....................................................      10,535
Loans, net of allowance for loan losses of $1,099 ..............................     117,631
Accrued interest receivable ....................................................         730
Premises and equipment, net ....................................................       2,994
Federal Home Loan Bank of Atlanta stock, at cost ...............................         509
Other assets ...................................................................       1,146
                                                                                   ---------
                                                                                   $ 163,684
                                                                                   =========

      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Noninterest-bearing demand deposits .........................................      11,751
   Savings, NOW and money-market deposits ......................................      45,080
   Time deposits ...............................................................      83,095
                                                                                   ---------
         Total deposits ........................................................     139,926

   Federal Home Loan Bank advances .............................................      10,000
   Official checks .............................................................       1,167
   Accrued expenses and other liabilities ......................................       1,204
                                                                                   ---------
         Total liabilities .....................................................     152,297
                                                                                   ---------

Stockholders' equity:
   Noncumulative perpetual convertible preferred stock, $1 par value, authorized
      2,000,000 shares, none issued or outstanding .............................          --
   Common stock, $1.10 par value; authorized 3,000,000 shares
      issued and outstanding 1,420,696 .........................................       1,563
   Additional paid-in capital ..................................................      10,483
   Accumulated deficit .........................................................        (507)
   Accumulated other comprehensive income (loss) ...............................        (152)
                                                                                   ---------
         Total stockholders' equity ............................................      11,387
                                                                                   ---------
                                                                                   $ 163,684
                                                                                   =========

See accompanying Notes to Condensed Financial Statements.

                                  MADISON BANK

                        CONDENSED STATEMENTS OF EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                     ------------------
                                                                       2001      2000
                                                                     ------     -----
                                                                             (UNAUDITED)
Interest income:
    Loans ......................................................     $2,615     2,073
    Securities available for sale ..............................        186       258
    Securities held to maturity ................................         96       158
    Other interest-earning assets ..............................         77        15
                                                                     ------     -----
        Total interest income ..................................      2,974     2,504
                                                                     ------     -----
Interest expense:
    Deposits ...................................................      1,591     1,166
    Borrowed funds .............................................         35       104
                                                                     ------     -----
        Total interest expense .................................      1,626     1,270
                                                                     ------     -----
        Net interest income ....................................      1,348     1,234

Provision for loan losses ......................................         79       110
                                                                     ------     -----
        Net interest income after provision for loan losses ....      1,269     1,124
                                                                     ------     -----
Noninterest income:
    Service charges on deposit accounts ........................        118        88
    Loan servicing fees ........................................          2         3
    Gain on sale of securities .................................         23        --
    Other ......................................................         61        48
                                                                     ------     -----
        Total noninterest income ...............................        204       139
                                                                     ------     -----
Noninterest expenses:
    Employee compensation and benefits .........................        587       541
    Occupancy and equipment ....................................        155       133
    Data processing expense ....................................         61        55
    Professional fees ..........................................         24        23
    Federal deposit insurance premium ..........................          6         6
    Other expense ..............................................        220       220
                                                                     ------     -----
        Total noninterest expenses .............................      1,053       978
                                                                     ------     -----
        Earnings before income taxes ...........................        420       285

Income taxes ...................................................        157       108
                                                                     ------     -----
        Net earnings ...........................................     $  263       177
                                                                     ======     =====
Basic earnings per share .......................................     $ 0.19      0.13
                                                                     ======     =====
Diluted earnings per share .....................................     $ 0.18      0.12
                                                                     ======     =====
Dividends per share ............................................     $   --      0.06
                                                                     ======     =====






See accompanying Notes to Condensed Financial Statements.

                                  MADISON BANK

                  CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY

                       THREE MONTHS ENDED MARCH 31, 2001
                             (DOLLARS IN THOUSANDS)

                                                                                         ACCUMULATED
                                                                                            OTHER
                                                                                           COMPRE-
                                                                 ADDITIONAL                HENSIVE
                                                     COMMON       PAID-IN   ACCUMULATED    INCOME
                                                      STOCK       CAPITAL     DEFICIT      (LOSS)       TOTAL
                                                      ------       ------     -------      ------       ------
Balance at December 31, 2000 ..................       $1,563       10,483       (770)       (337)       10,939
                                                                                                        ------
Comprehensive income:
     Net earnings (unaudited) .................           --           --        263          --           263

     Net change in unrealized loss on
          securities available for sale, net of
          taxes of $114 (unaudited) ...........           --           --         --         185           185
                                                                                                        ------
Comprehensive income (unaudited) ..............                                                            448
                                                      ------       ------       ----        ----        ------
Balance at March 31, 2001 (unaudited) .........       $1,563       10,483       (507)       (152)       11,387
                                                      ======       ======       ====        ====        ======



See accompanying Notes to Condensed Financial Statements.

                                  MADISON BANK

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                        2001           2000
                                                                                      --------        ------
                                                                                                   (UNAUDITED)

Cash flows from operating activities:
     Net earnings .............................................................       $    263           177
     Adjustments to reconcile net earnings to net cash provided by operating activities:
         Provision for loan losses ............................................             79           110
         Depreciation and amortization ........................................             85            61
         Amortization of discounts and premiums on securities and deferred loan
              fees, net .......................................................            (18)           22
         Decrease in accrued interest receivable ..............................            121            51
         (Increase) decrease in other assets ..................................           (323)          117
         Increase in official checks, accrual expenses and other liabilities ..            342           652
         Gain on sale of securities available for sale ........................            (23)           --
         Gain on sale of loans ................................................             (2)           (5)
                                                                                      --------        ------
              Net cash provided by operating activities .......................            524         1,185
                                                                                      --------        ------
Cash flows from investing activities:
     Net increase in loans ....................................................         (3,756)       (5,209)
     Securities held to maturity principle repayments .........................             15           140
     Securities available for sale principle repayments .......................            257           193
     Net proceeds from sales of securities available for sale .................          2,427            --
     Net purchase of premises and equipment ...................................            (47)         (286)
     Purchase of Federal Home Loan Bank stock .................................            (26)           (6)
     Proceeds from sale of loans ..............................................            154           703
                                                                                      --------        ------
              Net cash used in investing activities ...........................           (976)       (4,465)
                                                                                      --------        ------
Cash flows from financing activities:
     Net increase in deposits .................................................          6,051         5,184
     Net increase (decrease) in Federal Home Loan Bank advances ...............          9,750        (3,025)
     Cash dividends paid ......................................................             --           (77)
                                                                                      --------        ------
              Net cash provided by financing activities .......................         15,801         2,082
                                                                                      --------        ------
              Net increase (decrease) in cash and cash equivalents ............         15,349        (1,198)

Cash and cash equivalents at beginning of period ..............................          2,672         3,366
                                                                                      --------        ------
Cash and cash equivalents at end of period ....................................       $ 18,021         2,168
                                                                                      ========        ======
Supplemental disclosure of cash flow information:
     Cash paid during the period for:
         Interest .............................................................       $  1,570         1,185
                                                                                      ========        ======
         Income taxes .........................................................       $     13            15
                                                                                      ========        ======
     Noncash transactions:
         Accumulated other comprehensive income (loss), net change in
              unrealized loss on securities available for sale, net of tax ....       $    185           (68)
                                                                                      ========        ======










See accompanying Notes to Condensed Financial Statements.

                                  MADISON BANK

               NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1. GENERAL. In the opinion of the management of Madison Bank (the "Bank"), the accompanying condensed financial statements contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at March 31, 2001 and the results of operations and cash flows for the three-month periods ended March 31, 2001 and 2000. The results of operations and other data for the three-month period ended March 31, 2001 are not necessarily indicative of results that may be expected for the year ending December 31, 2001.

2. LOAN IMPAIRMENT AND LOSSES. There were no impaired loans at March 31, 2001. The following summarizes the amount of impaired loans at March 31, 2000, a majority of which were collateral dependent (in thousands):

                                                                                             AMOUNT
                                                                                             ------
                Loans identified as impaired:
                    Gross loans with no related allowance for losses....................      $  --
                    Gross loans with related allowance for losses recorded..............        159
                    Less:  Allowances on these loans....................................        (79)
                                                                                              -----
                Net investment in impaired loans........................................      $  80
                                                                                              =====

   The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

                                                                                           THREE
                                                                                           MONTHS
                                                                                            ENDED
                                                                                          MARCH 31,
                                                                                            2000
                                                                                          ---------
                                                                                       (IN THOUSANDS)

                Gross loans with no related allowance, at end of period................     $  --
                                                                                            =====
                Average net investment in impaired loans...............................     $  92
                                                                                            =====
                Interest income recognized on impaired loans...........................     $   1
                                                                                            =====
                Interest income received on impaired loans.............................     $   1
                                                                                            =====

   The activity in the allowance for loan losses is as follows:

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                               --------------------
                                                               2001            2000
                                                               ----            ----
                                                                 (IN THOUSANDS)
              Balance at beginning of period................  $    966           802
              Provision for loan losses.....................        79           110
              Charge-offs ..................................        --          (137)
              Recoveries ...................................        59             2
                                                               -------          ----
              Balance at end of period......................   $ 1,099           777
                                                               =======          ====

   At March 31, 2001 the bank had no restructured loans, nonaccruing loans which were contracturally pass due 90 days or more.

                                                                     (continued)

                                  MADISON BANK

4. EARNINGS PER SHARE ("EPS"). The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. All per share amounts reflect the five percent stock dividends declared on May 15 and December 20, 2000. (Dollars are in thousands, except per share amounts.)

                                                                THREE MONTHS ENDED MARCH 31,
                                         ----------------------------------------------------------------------------
                                                     2001                                      2000
                                        ---------------------------------      --------------------------------------
                                                   WEIGHTED-        PER                       WEIGHTED-        PER
                                                    AVERAGE        SHARE                      AVERAGE         SHARE
                                        EARNINGS    SHARES         AMOUNT      EARNINGS        SHARES         AMOUNT
                                        --------    ------         ------      --------        ------         ------
Basic EPS:
    Net earnings available to
     common stockholders ..........       $263     1,420,696      $   .19       $   177       1,409,566       $   .13
                                                                  =======                                     =======
Effect of dilutive securities-
    Incremental shares from assumed
     conversion of options ........         --        33,273                         --          35,781
                                          ----     ---------                    -------       ---------
Diluted EPS:
    Net earnings available to
     common stockholders
     and assumed conversions ......       $263     1,453,969      $   .18       $   177       1,445,347       $   .12
                                          ====     =========      =======       =======       =========       =======

   Shares not included in the computations of diluted earnings per share because the option exercise price was not less than the average market price are as follows:

                                                                 NUMBER OF        PRICE           YEAR        YEAR
                                                                  SHARES          RANGE          ISSUED      EXPIRES
                                                                  ------          -----          ------      -------
         For the three months ended:
              March 31, 2001 and 2000.......................       5,513          $ 8.73           1999     2005-2009

5. REGULATORY CAPITAL. The Bank is required to maintain certain minimum regulatory capital requirements. The following is a summary at March 31, 2001 of the regulatory capital requirements and the Bank's actual capital on a percentage basis:

                                                                                                         REGULATORY
                                                                                            ACTUAL       REQUIREMENT
                                                                                            ------       -----------
        Total capital to risk-weighted assets...........................................    10.22%         8.00%
        Tier I capital to risk-weighted assets..........................................     9.33%         4.00%
        Tier I capital to total assets - leverage ratio.................................     7.59%         4.00%

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amendment number two to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 2, 2001


MADISON BANCSHARES, INC.


By: /s/ Robert B. McGivney
   ------------------------------------------
        Robert B. McGivney,
        President and Chief Executive Officer

                                    PART III.

ITEM 1.    INDEX TO EXHIBITS.

EXHIBIT NO.       DESCRIPTION OF EXHIBITS

*  3.1             Articles of Incorporation of Madison BancShares, Inc.
*  3.2             Bylaws of Madison BancShares, Inc.
*  4               Sample Stock Certificate for Madison Bancshares, Inc.
*  5               Opinion regarding Legality
** 5.1             Amended Opinion regarding Legality
   5.2             Second Amended Opinion regarding Legality
* 10.1             Employment Agreement of Henry Speight
* 10.2             Employment Agreement of Robert McGivney
* 10.3             Employment Agreement of David Paetzold
**10.4             Employment Agreement of Judith Gaffney
* 10.5             Madison Bank Amended and Restated 1998 Key Employee Stock
                   Compensation Program
* 10.6             Madison Bank Amended and Restated 1998 Director's Stock
                   Option Plan
* 21               Subsidiaries of Registrant
**23.1             Consent of Accountants
  23.2             Consent of Counsel
* 99.1             Plan of Reorganization of Madison Bank
* 99.2             Proxy of Madison Bank

*These exhibits were filed with Madison's BancShares' Form 10-SB on June 6,
2001.

**These exhibits were filed with Madison BancShares' Amendment One to Form 10-SB on July 17, 2001.


                                       44